UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

SIRTRIS PHARMACEUTICALS, INC.
(Name of Subject Company)

SIRTRIS PHARMACEUTICALS, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

82968A105
(CUSIP Number of Common Stock)

Christoph Westphal, M.D., Ph.D.
President and Chief Executive Officer
200 Technology Square
Cambridge, MA 02139
(617) 252-6920
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Marc Rubenstein, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.
Item 2. Identity and Background of Filing Person.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Item 4. The Solicitation or Recommendation.
Item 5. Person/Assets, Retained, Employed, Compensated or Used.
Item 6. Interest in Securities of the Subject Company.
Item 7. Purposes of the Transaction and Plans or Proposals.
Item 8. Additional Information.
SIGNATURE
CERTAIN INFORMATION CONCERNING THE COMPANY
CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY
DIRECTORS
EXECUTIVE OFFICERS
CORPORATE GOVERNANCE
COMPENSATION DISCUSSION & ANALYSIS
REPORT OF THE COMPENSATION COMMITTEE
EXECUTIVE COMPENSATION
DIRECTOR COMPENSATION
AUDIT COMMITTEE REPORT
EX-99.E.6: CONFIDENTIALITY AGREEMENT
EX-99.E.8: FORMAL OFFER LETTER
EX-99.E.9: FORMAL OFFER LETTER
EX-99.E.10:FORMAL OFFER LETTER
EX-99.E.11:FORMAL OFFER LETTER
EX-99.E.12: RESEARCH ADVISORY AND CONSULTING AGREEMENT

Item 1.	Subject Company Information.

(a)	Name and Address.

The name of the subject company is Sirtris Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and the address of the principal executive offices of the Company is 200 Technology Square, Cambridge, Massachusetts 02139. The telephone number of the principal executive offices of the Company is (617) 252-6920.

(b)	Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.001 per share (the “Shares”). As of April 30, 2008, there were 29,266,469 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above.

(b)	Tender Offer.

This Schedule 14D-9 relates to the tender offer by Fountain Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of SmithKline Beecham Corporation, a Pennsylvania corporation (“Parent”) and an indirect wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), to purchase all of the outstanding Shares at a purchase price of $22.50 per Share, net to the selling stockholders in cash (the “Offer Price”), without interest thereon and less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 2, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements to either of them, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by GSK and Purchaser with the Securities and Exchange Commission (the “SEC”) on May 2, 2008. The Offer to Purchase and related Letter of Transmittal have been filed as Exhibits (a)(2) and (a)(3) hereto, respectively.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 22, 2008, by and among Purchaser, Parent, and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be an indirect wholly-owned subsidiary of Parent and GSK. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than (1) any Shares owned by GSK or the Company or any direct or indirect wholly-owned subsidiary of GSK or the Company, or (2) Shares that are held by any stockholder who properly demands and perfects appraisal rights pursuant to the provisions of Section 262 of the DGCL) will be cancelled and converted into the right to receive from the Purchaser an amount in cash, without interest and subject to applicable withholding taxes, equal to the Offer Price (the “Merger Consideration”). The Merger Agreement is summarized in Section 11 of the Offer to Purchase and has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

GSK has formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of GSK are located at 980 Great West Road, Brentford, Middlesex TW8 9GS, England and that the principal executive offices of the Purchaser are located at One Franklin Plaza, Philadelphia, PA 19102.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) GSK, Purchaser or their respective executive officers, directors or affiliates. The Information Statement included in Annex I is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with GSK’s right pursuant to the Merger Agreement to designate persons to the board of directors of the Company (the “Company Board” or the “Company’s Board of Directors”) after the first time at which the Purchaser accepts for payment Shares pursuant to the Offer (the “Purchase Time”) satisfying the Minimum Condition (as defined in the Merger Agreement).

(a)	Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

The following is a discussion of all material agreements, arrangements, understandings and actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer. Additional material agreements, arrangements, understandings and actual or potential conflicts of interest between the Company and its affiliates that are unrelated to the Offer are discussed in the Information Statement.

Interests of Certain Persons

Certain members of management and the Company Board may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of the Company’s stockholders generally. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Employment Agreements with Executive Officers

Christoph Westphal, M.D., Ph.D., the Company’s President and Chief Executive Officer, Garen Bohlin, the Company’s Chief Operating Officer, Peter Elliott, Ph.D., the Company’s Senior Vice President, Head of Development and Michael Jirousek, Ph.D., the Company’s Senior Vice President, Research, each of whom is an executive officer of the Company (an “Executive Officer”), previously entered into executive employment agreements with the Company (the “Employment Agreements”). On April 22, 2008, the Executive Officers entered into Offer Letters (as described below) with GSK that will take effect at the Purchase Time, thereby terminating the Employment Agreements, except that existing non-competition and non-solicitation restrictions, as well as golden parachute excise tax gross-up provisions will remain in effect. Accordingly, the Executive Officers will not be entitled to any severance or change in control payments, as described below, pursuant to the Employment Agreements.

The Employment Agreements provide that in the event of a change in control of the Company, the individual would receive a lump sum severance payment in an amount described below if his employment is terminated within one year of such change in control, either by the Company without cause (as such term is defined in the respective Employment Agreements) or voluntarily by him for good reason (as such term is defined in the respective Employment Agreements). The amount of the severance payment to Dr. Westphal would be equal to his then-current annual base salary for a period of 18 months and a pro-rata portion (for the period from January 1 of the year of termination through the date of termination) of his target cash bonus for the year in which he is terminated. The amount of the severance payment to each of Mr. Bohlin, Dr. Elliott and Dr. Jirousek would be equal to his then-current annual base salary for a period of 12 months and a pro-rata portion (for the period from January 1 of the year of termination through the date of termination) of his target cash bonus for the year in which he is terminated. The Executive Officers will only be eligible to receive severance payments if they continue to perform their obligations under the Confidentiality, Non-Competition and Proprietary Information Arrangement. The Executive Officers

may also be entitled to an additional tax gross-up payment for any excise tax imposed on “excess parachute payments” under Section 4999 of the Internal Revenue Code.

The description of the Employment Agreements entered into by and between the Company and each of these individuals is qualified in its entirety by reference to the Amended and Restated Employment Agreement dated January 3, 2008, by and between the Company and Christoph Westphal, M.D., Ph.D., the Amended and Restated Employment Agreement dated January 3, 2008, by and between the Company and Garen Bohlin, the Amended and Restated Employment Agreement dated January 3, 2008, by and between the Company and Peter Elliott, Ph.D., and the Amended and Restated Employment Agreement dated January 3, 2008, by and between the Company and Michael Jirousek, Ph.D., which are filed as Exhibits (e)(2), (e)(3), (e)(4), and (e)(5) hereto, respectively, and are incorporated by reference herein.

Drs. Westphal, Elliott and Jirousek and Mr. Bohlin also hold Options to acquire Shares and Restricted Stock, which will be treated pursuant to the Merger Agreement as described below in this Item 3(a) under the heading “Treatment of Options and Restricted Stock in the Offer.”

Officer and Director Agreements in Connection with the Offer

On April 22, 2008, Drs. Westphal, Jirousek and Elliott and Mr. Bohlin each entered into formal offer letters with GSK (the “Offer Letters”), which are conditioned upon the purchase of Shares in the Offer. The terms of employment set forth in each of the Offer Letters will commence as of the Purchase Time. Under the terms of the Offer Letters Drs. Westphal, Elliott and Jirousek and Mr. Bohlin will be paid a salary per annum in the amount of $450,000 (through December 31, 2008 and $400,000 after January 1, 2009), $322,500, $290,000 and $330,000, respectively. All executives will continue to participate in the Company’s annual bonus plan, health, life and disability insurance, 401(k) program and other similar fringe benefit programs through the end of 2008, but will transition into GSK employee benefit plans thereafter. Upon consummation of the Offer, the executives will be immediately eligible to participate in the GSK share option plan, share value plan, performance share plan, and severance pay plan. In addition, Christoph Westphal will receive a one time restricted share grant in February 2009 with a value of $150,000 based on GSK’s share value at the time of the grant. Dr. Westphal will be eligible for a discovery performance bonus in the amount of $250,000, payable upon any positive “Commit to Medicine (i.e., late stage) Development” decision at GSK’s Portfolio Management Board for a Company asset. Dr. Westphal will also be eligible for an additional bonus in the amount of $1,000,000, payable following the first regulatory approval of a Company asset. In order to receive either of these two bonuses, Dr. Westphal must be an active employee at the time the event triggering the bonus occurs.

In addition, an amount equal to 25 percent of the assumed after-tax gain from the cash-out of such executives’ unvested Company equity compensation awards pursuant to the Merger Agreement will be deposited into custody accounts for each executive and invested in GSK shares. GSK will credit, under a non-qualified deferred compensation arrangement, each such individual with a before-tax amount equal to 50 percent of the amount deposited in each such custody account, which will be invested in phantom stock units. The assets in the custody accounts, and the corresponding deferred compensation credit, will be distributed to the executives in four annual installments, paid on the first, second, third and fourth anniversaries of the Purchase Time, subject to forfeiture in the event of voluntary resignation. Under Dr. Westphal’s Offer Letter, the final installment of the custody accounts, and the corresponding deferred compensation credit, will be paid upon the first positive “Commit to Medicine (i.e., late stage) Development” decision at GSK’s Portfolio Management Board for a Company asset; however, this installment will not be paid earlier than the end of the third anniversary of the Purchase Time. The terms of the Offer Letter supersedes the terms of any other arrangements or agreements between the offerees and the Company, except for the golden parachute excise tax gross-up provisions and certain confidentiality provisions of the Employment Agreements and separate confidentiality and non-competition agreements.

On April 22, 2008, Dr. David Sinclair entered into a Research Advisory and Consulting Agreement (the “Consulting Agreement”) with GSK under which he will be a consultant for GSK. The Consulting Agreement will become effective as of the Purchase Time and shall terminate if the Merger Agreement is terminated without the purchase of Shares in the Offer. Under the terms of the Consulting Agreement, which has a term of 3 years, Dr. Sinclair will be paid $12,500 on a monthly basis, $5,000 per diem up to twenty (20) days per year and a lump sum of $129,000 in cash on the first, second and third anniversaries of the Purchase Time, subject to forfeiture in the event Dr. Sinclair voluntarily terminates the Consulting Agreement during the three-year period.

In addition, an amount equal to 25 percent of Dr. Sinclair’s assumed after-tax gain from the cash-out of unvested Company equity compensation awards will be deposited into a custody account for Dr. Sinclair and invested in GSK shares. The assets in the custody account will be distributed to Dr. Sinclair in three annual installments, paid on the first, second, and third anniversaries of the Purchase Time, subject to forfeiture in the event of voluntary resignation. In addition to the distributions from the custody account, on each of the first, second and third anniversaries of the Purchase Time, GSK will pay Dr. Sinclair an amount in cash equal to 50 percent of the value of the distribution, such amount representing payment of additional consulting fees, subject to forfeiture in the event of voluntary resignation. The Consulting Agreement also sets forth the terms of a performance bonus of $250,000 to be granted upon any positive “Commit to Medicine (i.e. late stage) Development” decision at GSK’s Portfolio Management Board for a Company asset. In addition, the Consulting Agreement has certain confidentiality and non-competition provisions with specific carve outs for Dr. Sinclair’s pre-existing business relationships.

The descriptions of the Offer Letters entered into by and between GSK and each of the offerees and the Consulting Agreement are qualified in their entirety by reference to Offer Letters, which are filed as Exhibits (e)(8), (e)(9), (e)(10), (e)(11) and (e)(12) hereto and are incorporated by reference herein.

Effect of the Offer on Employee Benefits

In the Merger Agreement, Parent and Purchaser have agreed with the Company that as of the Effective Time, and ending on December 31, 2008, Parent will cause the Surviving Corporation to maintain for the individuals employed by the Company at the Effective Time (“Current Employees”), (i) base compensation at the levels in effect at the Effective Time, (ii) the Company’s 2008 annual cash bonus program as in effect at the Effective Time and (iii) benefits under the employee benefit plans in effect at the Effective Time (excluding, for this purpose, equity-based compensation). Services rendered by Current Employees to the Company prior to the Effective Time will be taken into account by Parent and the Surviving Corporation in the same manner as such services were taken into account by the Company for vesting and eligibility purposes, including for accrual purposes with respect only to vacation and severance, under employee benefit plans of Parent and the Surviving Corporation.

In addition, the Merger Agreement provides that Current Employees will not be subject to any eligibility requirements or any pre-existing condition limitation under any health employee benefit plan of Parent or the Surviving Corporation for any condition for which they would have been entitled to coverage under a plan of the Company in which they participated prior to the Effective Time.

The Merger Agreement further provides that the foregoing obligations shall not prevent the amendment or termination of any employee benefit plan of the Company or limit the right of Parent, the Surviving Corporation or any of their subsidiaries to terminate the employment of any Current Employees, and that the applicable provisions of the Merger Agreement are not intended to confer on any person other than the parties to the Merger Agreement any rights or remedies.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Treatment of Options and Restricted Stock in the Offer

The Merger Agreement provides that, at the Purchase Time, (i) each outstanding and unexercised option to acquire Shares granted under the Company’s 2004 Stock Option and Restricted Stock Plan, the Company’s Amended and Restated 2004 Incentive Plan or any other Company stock plan, whether vested or unvested (“Options”), and (ii) each unvested restricted stock award (“Restricted Stock”) will automatically be cancelled and will thereafter solely represent the right to receive from the Company an amount in cash equal to the product of (a) the number of Shares subject to such Option or Restricted Stock and (b)(1) in the case of Restricted Stock, the Offer Price, less any required withholding taxes or (2) in the case of Options the excess, if any, of the Offer Price, without interest, over the exercise price per Share subject to such Option, less any required withholding taxes. The payment of these cash amounts is subject to a holdback arrangement agreed between Parent and the Company, discussed below. Options, whether vested or unvested as of the Purchase Time, having an exercise price per Share equal to or greater than the Offer Price will, at the Purchase Time, be cancelled without payment of any consideration therefor. Subject to specified exceptions, the cash payments described in this paragraph are subject to holdback arrangements designed to encourage retention of Company personnel, to the extent such payments are in respect of Options or Restricted Stock unvested at the Purchase Time. Under the holdback arrangements, 25 percent of the after tax amount of such payment will be placed into a custodial brokerage account invested in GSK common stock and will be paid out over four years from the Purchase Time. If the recipient voluntarily resigns, any remaining payments from the custodial account will be forfeited.

The information contained in Section 11 of the Offer to Purchase regarding treatment of the Options and Restricted Stock in the Merger is incorporated in this Schedule 14D-9 by reference. The foregoing summary and the information contained in the Offer to Purchase regarding Options and Restricted Stock are qualified in their entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit (e)(1) hereto and is incorporated in this Schedule 14D-9 by reference. Further details regarding certain beneficial owners of Shares are described under the heading “Security Ownership of Certain Beneficial Owners and Management” in the Information Statement.

The table below sets forth the amounts payable upon consummation of the Offer to the Company’s Executive Officers pursuant to the cash out of the Executive Officers’ Options and Restricted Stock and the purchase of such Executive Officers’ Shares.

Payments Pursuant to Merger Agreement

	Cash-Out of Company
	Stock Options(1)
	Previously		Accelerated
	Vested	Accelerated	Restricted	Cash-out of
Executive Officers	Options	Options	Stock(2)	Shares(3)	Total

Christoph Westphal, M.D., Ph.D. President and Chief Executive Officer	$3,898,271	$9,207,386	$4,660,568	$7,990,065	$25,756,290
Garen Bohlin Chief Operating Officer	$3,832,977	$3,809,535	$1,237,500	$—	$8,880,012
Peter Elliott, Ph.D. Senior Vice President, Head of Development	$2,101,400	$3,139,486	$956,250	$2,166,435	$8,363,571
Michael Jirousek, Ph.D. Senior Vice President, Research	$934,916	$3,562,625	$731,250	$—	$5,228,791

(1)	Pursuant to the Merger Agreement, all Options outstanding will, at the time the Purchase Time, become fully vested, and each Option will be cancelled and exchanged for the right to receive an amount of cash determined by multiplying (x) the excess, if any, of the Offer Price ($22.50 for the purposes of these calculations) over the applicable exercise price per share of such Option by (y) the number of Shares subject to such Option. Amounts shown reflect Options vested as of April 22, 2008. These amounts are not reduced by 25% of accelerated options withheld which is placed into a brokerage account and invested in GSK shares, as described in Item 3(a) under the heading “Treatment of Options and Restricted Stock in the Offer”.

(2)	Pursuant to the Merger Agreement, all Restricted Stock outstanding will, at the time the Merger is consummated, become fully vested, and each share of Restricted Stock will be cancelled and exchanged for the right to receive the Offer Price in cash ($22.50 for the purposes of these calculations). Amounts shown reflect Restricted Stock vested as of April 22, 2008. These amounts are not reduced by a 25% share withheld which is placed into a brokerage account and invested in GSK shares, as described in Item 3(a) under heading “Treatment of Options and Restricted Stock in the Offer”.

(3)	Represents 355,114 and 96,286 Shares owned by Drs. Westphal and Elliott, respectively, at a price of $22.50 per Share. The cost basis of these Shares is not included in this amount.

The table below sets forth the amounts payable upon consummation of the Offer to the Company’s non-employee directors pursuant to the cash out of such Directors’ Options and Restricted Stock and purchase of such Directors’ Shares.

	Cash-Out of Company Stock Options(1)
	Previously		Accelerated
	Vested	Accelerated	Restricted	Cash-out of
Non-Employee Directors	Options	Options	Stock(2)	Shares(3)	Total

Richard Aldrich	$494,251	$751,505	$33,119	$1,011,534	$2,290,409
Jeffrey Capello	$—	$217,142	$—	$—	$217,142
John Clarke	$125,790	$251,579	$—	$—	$377,369
Paul Friedman, M.D.	$—	$221,027	$—	$—	$221,027
Stephen Hoffman, Ph.D., M.D.	$125,790	$251,579	$—	$—	$377,369
Richard Pops	$1,099,776	$751,505	$33,119	$395,461	$2,279,861
Paul Schimmel, Ph.D.	$191,797	$647,670	$107,613	$7,554,065	$8,501,145
David Sinclair, Ph.D.	$2,727,480	$2,195,078	$704,824	$2,733,930	$8,361,312

(1)	Pursuant to the Merger Agreement, all Options outstanding will, at the time the Purchase Time, become fully vested, and each Option will be cancelled and exchanged for the right to receive an amount of cash determined by multiplying (x) the excess, if any, of the Offer Price ($22.50 for the purposes of these calculations) over the applicable exercise price per share of such Option by (y) the number of Shares subject to such Option. Amounts shown reflect Options vested as of April 22, 2008. These amounts are not reduced by 25% of accelerated options withheld which is placed into a brokerage account and invested in GSK shares, as described in Item 3(a) under the heading “Treatment of Options and Restricted Stock in the Offer”.

(2)	Pursuant to the Merger Agreement, all Restricted Stock outstanding will, at the time the Merger is consummated, become fully vested, and each share of Restricted Stock will be cancelled and exchanged for the right to receive the Offer Price in cash ($22.50 for the purposes of these calculations). Amounts shown reflect Restricted Stock vested as of April 22, 2008. These amounts are not reduced by a 25% share withheld which is placed into a brokerage account and invested in GSK shares, as described in Item 3(a) under heading “Treatment of Options and Restricted Stock in the Offer”.

(3)	Represents 44,957, 17,576, 335,736 and 121,508 Shares owned by Mr. Aldrich, Mr. Pops, Dr. Schimmel and Dr. Sinclair, respectively, at a price of $22.50 per Share. The cost basis of these Shares is not included in this amount.

Indemnification of Executive Officers and Directors

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses, including attorneys’ fees but excluding judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that a court of competent jurisdiction shall determine that such indemnity is proper.

Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of its officers, directors, employees and agents, against any liability asserted against and incurred by such persons in any such capacity.

Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

The Company’s amended and restated certificate of incorporation provides that its directors shall not be liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the Delaware General Corporation Law as in effect at the time such liability is determined. In addition, the Company’s amended and restated certificate of incorporation provides that it shall indemnify its directors to the fullest extent permitted by the laws of the State of Delaware. The Company has entered into indemnification agreements with some of its directors and officers that provide for indemnification and expense advancement to the fullest extent permitted by the laws of the State of Delaware.

The Company’s amended and restated certificate of incorporation also provides that it may purchase and maintain insurance policies on behalf of its directors and officers against specified liabilities for actions taken in their capacities as such. The Company has obtained directors’ and officers’ liability insurance to cover liabilities its directors and officers may incur in connection with their services to the Company.

In the Merger Agreement, Parent and Purchaser have agreed that the certificate of incorporation and bylaws of the surviving corporation in the Merger will contain provisions no less favorable with respect to indemnification and exculpation from liabilities of the present and former directors, officers and employees of the Company than those in effect as of the date of the Merger Agreement.

The Merger Agreement also provides that, from and after the Effective Time, the surviving corporation shall indemnify each present (as of the Effective Time) or former officer and director of the Company against all claims, liabilities, judgments and inquiries, and reasonable fees, costs and expenses, incurred in connection with any proceeding arising out of or pertaining to the fact that such person is or was an officer, director, employee, fiduciary or agent of the Company or any of its subsidiaries, to the fullest extent the surviving corporation is permitted to do so under applicable law and its certificate of incorporation or by-laws as in effect on the date of the Merger Agreement. In the event of any such proceeding, each such indemnified person will be entitled to advancement of expenses incurred in the defense of the proceeding from the surviving corporation to the same extent such persons had the right to advancement of expenses from the Company as of the date of the Merger Agreement pursuant to the Company’s certificate of incorporation and by-laws.

The Merger Agreement further provides that the Company shall purchase by the Effective Time tail policies to the current directors’ and officers’ liability insurance policies as in effect on the date of the Merger Agreement at least as protective to such directors and officers than those of the Company’s directors’ and officers’ liability insurance policies as of the date of the Merger Agreement. Under the terms of the Merger Agreement, such insurance coverage is required to be maintained only to the extent that the coverage can be maintained at an aggregate cost of not greater than 300 percent of the current annual premium for the Company’s directors’ and officers’ liability insurance policies.

The foregoing summary of the indemnification of Executive Officers and Directors and Directors’ and Executive Officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b)	Arrangements with Purchaser and GSK.

Merger Agreement.  The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference to provide information regarding its terms.

The Merger Agreement governs the contractual rights between the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser in the Company’s or Parent’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company, Parent or Purchaser. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable under the U.S. federal securities laws.

Confidentiality Agreement.  Prior to entering into the Merger Agreement, the Company and Parent entered into a confidentiality agreement on February 6, 2006 (the “Confidentiality Agreement”). As a condition to being furnished confidential information of the other party, in the Confidentiality Agreement, each of Parent and the Company’s agreed, among other things, to keep such confidential information confidential and to use it only for specified purposes. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed herewith as Exhibit (e)(6) and is incorporated herein by reference.

Tender and Support Agreement.  Parent, Purchaser and certain of the Company’s’ executive officers and directors, consisting of Messrs. Richard Aldrich, Garen Bohlin, Jeffrey Capello, John Clarke and Richard Pops and Drs. Peter Elliott, Paul Friedman, Stephen Hoffman, Michael Jirousek, Paul Schimmel, David Sinclair and Christoph Westphal, entered into a Tender and Stockholder Support Agreement, dated as of April 22, 2008 (the “Tender and Support Agreement”) in their capacity as stockholders. The outstanding Shares subject to the Tender and Support Agreement represented, as of April 22, 2008, approximately 4.6% of the total outstanding Shares. Pursuant to the Tender and Support Agreement, such executive officers and directors agreed, among other things, subject to the termination of the Tender and Support Agreement (i) to tender in the Offer (and not to withdraw) all Shares beneficially owned or thereafter acquired by them, (ii) to vote such shares in support of the Merger in the event stockholder approval is required to consummate the Merger pursuant to Section 251 of the DGCL and against any competing transaction, (iii) to appoint the Purchaser as their proxy to vote such Shares in connection with the Merger Agreement, and (iv) not to otherwise transfer any of their Shares. In addition, each such officer and director has granted Parent an option to acquire such Shares at the Offer Price in the event that the Purchaser acquires Shares in the Offer but the Shares subject to the Tender and Support Agreement are not tendered or are withdrawn from the Offer. The Tender and Support Agreement will terminate upon the termination of the Merger Agreement. The foregoing summary is qualified in its entirety by reference to the Tender and Support Agreement, which is filed herewith as Exhibit (e)(7) and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation of the Company Board of Directors.

At a meeting of the Company’s Board of Directors held on April 21, 2008, the Company Board unanimously: (1) determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, (2) adopted and approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (3) declared the advisability of the Merger Agreement and resolved to recommend that the Company’s stockholders tender their Shares in the Offer and adopt the Merger Agreement.

The Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A copy of the letter to the Company’s stockholders communicating the Company Board’s recommendation is filed as Exhibit (a)(1)(A) to this Schedule 14D-9 and is incorporated herein by reference.

(b)	Background and Reasons for the Company Board of Directors’ Recommendation.

Background of the Offer.

The Company’s management has periodically explored and assessed, and discussed with the Company Board, strategic alternatives for the Company. Over the last several years, the Company has been in dialogue with a number of global pharmaceutical and large biotechnology companies, including GSK, with an interest in its scientific platform and achievements. Some of these discussions have been general in nature while other interactions included discussions around potential partnerships, licensing and other collaborations.

Between August of 2005 and October of 2007, members of management of the Company, scientific employees and members of the Company’s scientific advisory board had various meetings with different representatives of GSK concerning the Company’s technology, intellectual property, product candidate pipeline and preclinical and clinical results with a view toward entering into a collaboration or partnering arrangement concerning the Company’s SIRT1 activation program. In February of 2006, the Company and GSK executed the Confidentiality Agreement to enable the Company to provide GSK with confidential information in order for GSK to further explore the possibility of a collaboration with the Company. Also, in February of 2006, the Company provided GSK with an initial draft term sheet regarding a potential collaboration. Thereafter, discussions continued concerning diligence matters and the parties’ interest in a potential collaboration. During this period, several other global pharmaceutical companies had discussions with the Company, of which four companies conducted due diligence and discussed term sheets with the Company regarding a potential collaboration concerning the Company’s SIRT1 activation program.

On October 12, 2007, representatives of the Company had a detailed scientific meeting in Boston with representatives of GSK, which was the first significant scientific interaction between the parties in a substantial period of time.

During the period between October 2007 through December 2007, the Company had numerous meetings and teleconferences with executives at GSK regarding diligence and specific terms of a potential collaboration, including an equity investment by GSK in the Company at a minimum price per Share proposed by the Company of $25.00.

In January 2008, the Company had various due diligence calls relating to the Company’s intellectual property and chemistry with third party representatives of GSK.

Between January 2008 and March 2008, several other global pharmaceutical companies executed confidentiality agreements and commenced or continued scientific and clinical diligence on the Company through meetings with members of the Company’s management team, scientific employees and members of the Company’s scientific advisory board. One company conducted more extensive due diligence than others.

On January 21, 2008, representatives of the Company discussed terms of a potential collaboration with representatives of GSK. The Company reiterated a minimum price per Share of $25.00 for a GSK equity investment in the Company as a part of such a collaboration with the Company. During this conversation, GSK indicated interest in a possible business combination with the Company.

On January 23, 2008, the Company provided GSK with an updated draft term sheet (the “2008 Term Sheet”) regarding a potential collaboration. Among the specified terms was a significant GSK equity investment in the Company at a minimum price per Share of $25.00.

Between January 2008 and March 2008, discussions between the Company and GSK continued regarding diligence and a potential collaboration deal structure. During this time, GSK also reiterated its interest in a possible business combination with the Company.

In February 2008, the Company Board established a Transaction Committee as a standing committee of the Company Board and elected Richard Aldrich as Chairman and John Clarke and Richard Pops as members of the committee.

In March 2008, the Company selected J.P. Morgan Securities Inc. (“JPMorgan”) as its potential financial advisor.

On March 31, 2008, Christoph Westphal, the Company’s CEO, further discussed a potential business combination with Moncef Slaoui, Chairman of Research and Development of GSK, and another representative of GSK in New York City.

On April 1, 2008, Dr. Westphal received email communications in which GSK proposed a cash acquisition of the Company at a price per share between $18.50 and $19.50 as well as certain key terms of a potential merger agreement, including mechanisms to help GSK ensure retention of Company personnel. Dr. Westphal spoke with JPMorgan and Ropes & Gray LLP (“Ropes & Gray”), outside counsel to the Company, regarding the terms set forth in the emails.

On April 2, 2008, the Company met with GSK at the Company’s offices to discuss the price range proposed by GSK and process for the potential transaction. Attendees included Dr. Westphal, Garen Bohlin, the Company’s Chief Operating Officer, Mr. Aldrich, other representatives of the Company, and representatives of GSK. At this meeting, GSK again proposed a price range of $18.50 to $19.50, and representatives from the Company indicated to GSK that this price range was lower than a price that the Company Board would find acceptable and that GSK would need to submit a higher offer in writing for consideration by the Company Board if GSK wanted to continue discussions. Representatives from the Company mentioned the price of $25.00 per Share, which had been set forth in the Company’s proposed 2008 Term Sheet for the potential collaboration. After substantial discussion and after GSK indicated some price flexibility, the Company indicated that a price of $22.50 per Share might be more likely to be acceptable to the Company Board than GSK’s proposed price range of $18.50 to $19.50.

On April 3, 2008, the Company Board conducted a telephonic meeting and discussed the potential transaction with GSK. In addition to the Company Board, participants included Mr. Bohlin and representatives of Ropes & Gray. Management of the Company informed the Company Board that GSK’s interest had changed from a collaboration with the Company to an acquisition of the Company, that GSK had made a verbal proposal indicating a range of $18.50 to $19.50 per share and that GSK had indicated that it believed retaining senior management of the Company following an acquisition was critical to GSK’s interest in a possible acquisition of the Company. The Company Board confirmed that the price range of $18.50 and $19.50 was lower than a price that the Company Board would find acceptable. Members of the Transaction Committee reported to the Company Board that a price per Share of $22.50 was indicated to GSK as a price that might be a potentially acceptable price to the Company Board. The Company Board approved formally engaging JPMorgan to advise the Company. The Company also authorized JPMorgan to contact certain other global pharmaceutical and biotechnology companies with which the Company was currently in discussions and certain other companies that might have interest in a business combination with the Company.

On April 8, 2008, the Company executed an engagement letter with JPMorgan.

On April 9, 2008, the Company met with a global pharmaceutical company which had expressed interest in a potential partnership or collaboration with the Company.

On April 10, 2008, the Transaction Committee of the Company Board conducted a teleconference. Attendees from the Transaction Committee were Mr. Aldrich, Mr. Pops and Mr. Clarke. Other participants included Dr. Westphal, Mr. Bohlin and representatives of Ropes & Gray and JPMorgan. At this meeting, Dr. Westphal described to the Transaction Committee discussions that he had had with a representative of GSK, including one in which the representative stated that GSK would be submitting a written proposal to the Company to acquire the Company for $22.50 per share and indicated that the price of $22.50 would be its best offer. Representatives from JPMorgan provided an update to the Transaction Committee of discussions with other parties.

On April 11, 2008, GSK delivered to the Company a written proposal (the “April 11 Proposal”) to acquire the Company at a price per share of $22.50. The proposal indicated, among other things, that there would be no financing contingency to the closing, that the consummation of the transaction was subject to GSK establishing relationships going forward with Dr. Westphal and Dr. Sinclair and that the proposal was conditioned upon the Company entering into an exclusivity arrangement with GSK until April 25, 2008 on the terms of an exclusivity agreement that accompanied the proposal.

On April 11, 2008, the Transaction Committee conducted a teleconference to discuss the written proposal from GSK. Attendees from the Transaction Committee were Mr. Aldrich, Mr. Pops and Mr. Clarke. Other participants in the meeting included Company Board member Stephen Hoffman, Dr. Westphal, Mr. Bohlin, representatives of the Company and representatives of Ropes & Gray and JPMorgan. JPMorgan provided an update regarding discussions with other potentially interested parties. JPMorgan reported that one party which had conducted extensive diligence over the prior months was not interested in submitting a proposal. Another party, which had not conducted extensive diligence but had previously indicated preliminary interest in a business combination, was scheduled to conduct diligence and a diligence meeting had been arranged. The members of the Transaction Committee discussed the exclusivity period required by GSK as a condition of its proposal and the report by JPMorgan, as well as the Company’s analysis of its interactions with interested third parties, and determined that it was in the Company’s best interest to proceed with exclusive discussions with GSK if management were able to get clarification on certain terms of the April 11 Proposal letter from GSK and the Company and its advisors were able to receive and evaluate a first draft of a Merger Agreement from GSK to determine whether exclusivity was appropriate.

During the same day, representatives of the Company held discussions with representatives of GSK to clarify certain terms of the April 11 Proposal, to request a copy of the draft Merger Agreement and to determine when the remaining diligence would be completed. Later that evening, a draft of the Merger Agreement was received and reviewed by the Company, Ropes & Gray and JPMorgan. A termination fee of $25,000,000 was proposed by GSK. This draft of the Merger Agreement also provided that certain directors and executive officers of the Company would be required, concurrently with the signing of a Merger Agreement, to enter into agreements to support a transaction between GSK and the Company and to tender their Shares in the Offer (the “Tender and Support Agreement”).

On April 12, 2008, after negotiations between the Company and GSK on the terms of the exclusivity agreement, the Company Board conducted a meeting by teleconference, in which all directors participated. Ropes & Gray and JPMorgan summarized the terms of the Merger Agreement reviewed by them. The Company Board authorized the Company to enter into an exclusivity agreement with GSK with an expiration date of April 25, 2008. Later that day, the exclusivity agreement was executed. All discussions and meetings with other interested parties were discontinued or cancelled.

Between April 12, 2008 and the signing of the Merger Agreement on April 22, 2008, GSK continued to conduct diligence. In addition, throughout this period, the Company and GSK continued to discuss human resources matters, including retention mechanisms intended to address GSK’s desire to encourage retention of key Company personnel.

On April 14, 2008, Ropes & Gray sent a revised draft of the Merger Agreement to GSK and Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”), outside counsel to GSK, in preparation for an in-person negotiation meeting on April 16, 2008. The Company proposed a termination fee of $15,000,000 in addition to making other revisions to the Merger Agreement. On the same day, Cleary Gottlieb sent to Ropes & Gray a draft of the Tender and Support Agreement.

From the period between April 14, 2008 through the signing of the Merger Agreement, negotiations regarding the Merger Agreement continued, including, but not limited to, the termination fee, the definition of Material Adverse Event, the “no shop” provision and closing conditions for the transaction. During the same period, the terms of the Tender and Support Agreement were negotiated.

On April 15, 2008, the Transaction Committee conducted a teleconference discussing the draft Merger Agreement. Attendees from the Transaction Committee were Mr. Aldrich, Mr. Pops and Mr. Clarke. Other attendees included Dr. Hoffman, Dr. Westphal, Mr. Bohlin, other representatives of the Company and representatives from Ropes & Gray and JPMorgan. The terms of the draft Merger Agreement were discussed, including the Company’s position on various issues raised by the draft Merger Agreement.

On April 16, 2008, Mr. Aldrich and Mr. Pops, as members of the Transaction Committee, conducted a teleconference with a representative of GSK to discuss human resource matters, including retention mechanisms for key Company personnel.

On April 16, 2008, the Company Board conducted a regularly scheduled meeting and discussed, among other matters, the status of the potential transaction, including the draft Merger Agreement and discussions with members of the Company’s management and scientific advisory board regarding retention issues. A representative of JPMorgan attended this meeting.

On April 16, 2008, the Company met with GSK at the offices of Cleary Gottlieb in New York to negotiate the draft Merger Agreement, including, but not limited to, the termination fee, the definition of Material Adverse Event, the “no shop” provision and closing conditions. Attendees included Mr. Bohlin and another representative of the Company, representatives from GSK, and representatives of Cleary Gottlieb, Ropes & Gray and JPMorgan. From April 16, 2008 through April 22, 2008, further negotiations regarding the Merger Agreement took place between the parties and their representatives, including, but not limited to, the termination fee, the definition of Material Adverse Event, the “no shop” provision and closing conditions.

On April 18, 2008, the Company met with GSK in Philadelphia. Attendees from the Company included Dr. Westphal and Dr. Sinclair and another representative of the Company. Attendees from GSK included Dr. Slaoui and another representative of GSK.

On April 18, 2008, the Company’s Transaction Committee conducted two teleconferences to discuss the draft Merger Agreement. Attendees from the Transaction Committee were Mr. Aldrich, Mr. Pops and Mr. Clarke. Other participants in the meeting included Dr. Westphal, Mr. Bohlin, other representatives of the Company and representatives of Ropes & Gray and JPMorgan.

On April 21, 2008, the Company Board conducted a meeting by teleconference. Attendees included all members of the Company Board, Dr. Westphal, Mr. Bohlin, other representatives of the Company and representatives of JPMorgan and Ropes & Gray. During this meeting, JPMorgan rendered its oral opinion, which was subsequently confirmed in writing, that the consideration to be paid to holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. The Company Board discussed the terms of the Merger Agreement and representatives of Ropes & Gray described and explained certain terms of the Merger Agreement. After further discussion among the participants on the call to address questions from the Company Board, the Company Board, by a unanimous vote, approved the proposed Merger Agreement, the Offer and the Merger.

On April 22, 2008, the Company was notified by phone that the GSK Board of Directors had approved the transaction.

Later on the same day, the Merger Agreement, the Tender and Support Agreement and other transaction-related documents were signed and their execution was announced in a joint press release.

Reasons for the Recommendation of the Company Board

In evaluating the Merger and the Merger Agreement, the Company Board consulted with the Company’s management, legal counsel and financial advisor and, in reaching its recommendation described in Section (a) of this Item 4 regarding the Offer, the Merger and the Merger Agreement, the Company Board considered a number of factors, including the following:

•	The Company’s Operating and Financial Condition; Prospects of the Company. The Company Board considered the Company’s business, financial condition and results of operations, as well as the Company’s financial plan and prospects if it were to remain an independent company and the Company’s short-term and long-term capital needs. The Company Board discussed the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan. The Company Board considered, among other factors, that the holders of Shares would continue to be subject to the risks and uncertainties of the Company’s business plan and prospects unless the Shares were acquired for cash. These risks and uncertainties included risks relating to the Company’s ability to successfully develop its current product candidates, potential difficulties or delays in its pre-clinical and clinical trials, and its effectiveness at managing and raising sufficient financial resources to finance its research and development activities, as well as the other risks and uncertainties discussed in the Company’s filings with the SEC.

•	Strategic Alternatives. The Company Board considered trends in the industry in which the Company’s business operates and the strategic alternatives available to the Company, including remaining an independent public company, strategic partnerships, acquisitions of or mergers with other companies in the industry, as well as the risks and uncertainties associated with such alternatives.

•	Transaction Financial Terms; Premium to Market Price. The Company Board considered the relationship of the Offer Price to the historical market prices of the Shares. In light of the Company’s activities to date (including, without limitation, overtures made to selected third parties in advance of the execution of the Merger Agreement), the Company Board determined that the Offer Price and Merger Consideration to be paid in the Offer and the Merger likely represented the best per share price reasonably obtainable for the Company’s shareholders and also considered GSK’s statements that $22.50 was its best and final offer. In making that determination, the Company considered that the Offer Price and Merger Consideration, respectively, each represents a premium of approximately:

•	77.4% over $12.68, the closing price of the Shares on the Nasdaq Global Market on April 18, 2008;

•	100% over $11.25, the closing price of the Shares as of 30 trading days prior to the execution of the Merger Agreement;

•	57.9% over $14.25, the closing price of the Shares as of 90 trading days prior to the execution of the Merger Agreement; and

•	125% over $10.00, the initial IPO price of the Shares on the Nasdaq Global Market.

•	Ability to Respond to Unsolicited Takeover Proposals and Terminate the Merger Agreement to Accept a Superior Proposal. The Company Board considered the provisions in the Merger Agreement that permit the Company, subject to the terms and conditions of the Merger Agreement, under certain circumstances, to provide information to and engage in negotiations with third parties that make an unsolicited proposal, and, subject to payment of a termination fee and the other conditions set forth in the Merger Agreement, to enter into a transaction with a party that makes a superior proposal.

•	Termination Fee Provisions. The Company Board considered the termination fee provisions of the Merger Agreement and determined that they likely would not be a deterrent to competing offers that might be superior to the Offer Price and the Merger Consideration. The Company Board considered that the termination fee of $22.5 million was equal to approximately 3.1% of the Company’s equity value in the transaction (including common stock and cash out of Options and Restricted Stock), which the Company Board believed to be reasonable and not a fee that would likely deter the making of a superior proposal.

•	Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the nature of the conditions in the Merger Agreement to the obligation of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer and to complete the Merger, including that the consummation of the Offer and the Merger was not contingent on Parent and Purchaser’s ability to secure financing.

•	Cash Consideration; Certainty of Value. The Company Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of the value of such cash consideration compared to stock or other consideration.

•	Timing of Completion. The Company Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement and the structure of the transaction as a cash tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration in a relatively short timeframe, followed by the Merger in which stockholders would receive the same consideration as received by stockholders who tender their Shares in the Offer. The Company Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

•	Opinion of the Company’s Financial Advisor. The Company Board considered the opinion of JPMorgan, dated as of April 21, 2008, that, as of such date, and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth therein, the consideration to be paid to the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of the written opinion of JPMorgan dated April 21, 2008, which sets forth, among other things, the assumptions made, procedures followed, matters considered, limitations and qualifications on the review undertaken in connection with its opinion, is included as Annex II. JPMorgan provided its opinion for the information and assistance of the Company Board in connection with and for the purposes of the Company’s evaluation of the transactions contemplated by the Merger Agreement. JPMorgan’s written opinion addresses only the consideration to be paid in the acquisition, which was determined in negotiations between the Company and the Parent, and does not address any other matter. The JPMorgan opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its Shares in the Offer or how such shareholder should vote with respect to any matter if such vote is required. The JPMorgan opinion does not address the relative merits of the Offer and the Merger as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Offer and the Merger.

•	Opinion of J.P. Morgan Securities Inc.

Pursuant to an engagement letter dated April 8, 2008, the Company retained JPMorgan to act as its financial advisor in connection with the transactions contemplated by the Merger Agreement and to deliver a fairness opinion in connection with the Offer and the Merger.

At the meeting of the Company Board held on April 21, 2008, JPMorgan rendered its oral opinion, subsequently confirmed in writing, to the Company Board that, as of such date and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the consideration to be paid to the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of the written opinion of JPMorgan dated April 21, 2008, which sets forth, among other things, the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with its opinion, is included as Annex II to this Schedule 14D-9 and is incorporated herein by reference. The summary of JPMorgan’s opinion below is qualified in its entirety by reference to the full text of the opinion, and the Company’s stockholders are urged to read the opinion carefully and in its entirety. JPMorgan provided its opinion for the information and assistance of the Company Board in connection with and for the purposes of the Company’s evaluation of the transactions contemplated by the Merger Agreement. JPMorgan’s written opinion addresses only the consideration to be paid in the Offer and the Merger, which was determined in negotiations between the Company and Parent, and does not address any other matter. The JPMorgan opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its Shares in the Offer or how such stockholder should vote with respect to any matter if such vote is required. While JPMorgan did provide independent financial advice to the Company Board during the course of the negotiations between the Company and Parent, the decision to approve and recommend the Offer and the Merger was made independently by the Company Board. The opinion was approved by JPMorgan’s fairness committee.

In arriving at its opinion, JPMorgan, among other things:

•	reviewed a draft of the Merger Agreement dated April 21, 2008;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•	compared the proposed financial terms of the Offer and the Merger with the publicly available financial terms of certain transactions involving companies JPMorgan deemed relevant and the consideration received for such companies;

•	compared the financial and operating performance of the Company with publicly available information concerning certain other companies JPMorgan deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and

•	performed such other financial studies and analyses and considered such other information as JPMorgan deemed appropriate for the purposes of its opinion.

In addition, JPMorgan held discussions with certain members of the management and representatives of the Company and Parent with respect to certain aspects of the Offer and the Merger, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters JPMorgan believed necessary or appropriate to its inquiry.

In giving its opinion, JPMorgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with JPMorgan by the Company and Parent or otherwise reviewed by or for JPMorgan, and JPMorgan has not independently verified (nor has JPMorgan assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. JPMorgan has not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor has JPMorgan evaluated the solvency of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it or derived therefrom, JPMorgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. JPMorgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. JPMorgan also assumed that the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement did not differ in any material respects from the draft Merger Agreement furnished to JPMorgan. JPMorgan also assumed that the representations and warranties made by the Company and Parent in the Merger Agreement and the related agreements are and will be true and correct in all respects material to JPMorgan’s analysis. JPMorgan has relied in all legal, regulatory and tax matters relevant to the rendering of its opinion upon the assessments made by advisors to the Company. JPMorgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger will be obtained without any adverse effect on the Company or on the contemplated benefits of the Offer and the Merger.

JPMorgan’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of, the date of such opinion. Subsequent developments may affect JPMorgan’s opinion, and JPMorgan does not have any obligation to update, revise, or reaffirm such opinion. JPMorgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the holders of the Shares in the Offer and the Merger, and JPMorgan expressed no opinion as to the fairness of the Offer or the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Offer and the Merger. JPMorgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Offer or the Merger, or any class of such persons relative to the consideration to be received by the holders of the Shares in the Offer and the Merger or with respect to the fairness of any such compensation.

The projections furnished to JPMorgan for the Company were prepared by the management of the Company. The Company does not publicly disclose internal management projections of the type provided to

JPMorgan in connection with JPMorgan’s analysis of the Offer and the Merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and probabilities for the clinical and regulatory success of the Company’s drug candidates. Accordingly, actual results could vary significantly from those set forth in such projections.

In accordance with customary investment banking practice, JPMorgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by JPMorgan in connection with providing its opinion.

Summary of JPMorgan’s Valuation Analyses

In connection with its opinion, JPMorgan performed the following analyses:

•	Common stock trading analysis; and

•	Discounted cash flow analysis.

The following paragraphs summarize but do not purport to be complete descriptions of the analyses. All market data used by JPMorgan in its analyses was as of April 18, 2008, the last trading day prior to the date of JPMorgan’s opinion.

Common Stock Trading Analysis

JPMorgan reviewed the closing prices of the Shares since the Company’s initial public offering (IPO) on May 23, 2007, during which period the Shares closed at an all-time high of $20.00 per share and an all-time low of $9.87 per share.

Solely for reference purposes, JPMorgan noted that the $22.50 per share consideration in connection with the Offer and the Merger represented the following premiums:

•	Premium to closing market price on April 18, 2008 ($12.68): 77.4%

•	Premium to all-time high closing price ($20.00): 12.5%

•	Premium to volume weighted average price ($13.62): 65.2%

•	Premium to IPO price ($10.00): 125.0%

•	Premium to closing price as of 30 trading days prior to April 18, 2008 ($11.25): 100.0%

•	Premium to closing price as of 90 trading days prior to April 18, 2008 ($14.25): 57.9%

Discounted Cash Flow Analysis

JPMorgan conducted a discounted cash flow analysis of the Company to calculate a range of implied per share equity values. JPMorgan performed its analysis based on projections provided by the Company’s management assuming that the Company entered into a partnership with a third party for a New Chemical Entity (NCE) drug candidate in Type 2 diabetes. The projections provided by the Company’s management employed widely-used industry probabilities for the clinical and regulatory success of the Company’s drug candidates. Using discount rates ranging from 11.5% to 12.5%, JPMorgan estimated a range of present values for the future free cash flows that the Company could generate. The discount rates utilized were chosen based upon an analysis of the Company’s weighted average cost of capital. The Company’s terminal value was calculated using perpetuity growth rates ranging from 4.5% to 5.5%, as provided by the Company’s management. The analysis yielded a range of per share implied values for the Company of approximately $8.75 to $13.50. The maximum of this implied valuation range is below the $22.50 offered for each Share in the Offer and the Merger.

In connection with the discounted cash flow analysis, JPMorgan conducted sensitivity analyses with respect to varying probabilities of success for the Company’s drug candidates and the royalty rate potentially received in a licensing transaction. The sensitivity analyses yielded a range of per share implied values for the Company ranging from approximately $2.50 to $18.50.

For the purposes of analytical reference rather than for valuation, JPMorgan conducted a second discounted cash flow analysis based on projections provided by the Company’s management, assuming that the Company does not enter into a partnership with a third party for the NCE drug candidate in Type 2 diabetes, and independently establishes a sales and marketing capability focused on Type 2 diabetes. Using discount rates ranging from 11.5% to 12.5%, JPMorgan estimated a range of present values for the future free cash flows that the Company could generate. The discount rates utilized were chosen based upon an analysis of the Company’s weighted average cost of capital. The Company’s terminal value was calculated using perpetuity growth rates ranging from 4.5% to 5.5%. The analysis yielded a range of per share implied values for the Company of approximately $19.50 to $24.50; the $22.50 offered for each share in the Offer and the Merger is within the implied valuation range.

Summary of JPMorgan’s Reference Analyses

Solely for reference purposes rather than for valuation, JPMorgan performed the following analyses in connection with its opinion:

•	Public company firm value;

•	Precedent transaction firm value;

•	Precedent transaction premia analysis; and

•	Equity analysts price targets

The ranges of valuations resulting from any of the reference analyses described below were utilized solely to create points of reference for analytical purposes and should not be taken to be the view of JPMorgan with respect to the actual value of the Company. The following paragraphs summarize but do not purport to be complete descriptions of the analyses. All market data used by JPMorgan in its analyses was as of April 18, 2008.

Public Company Firm Value Analysis

For reference purposes, using publicly available information, JPMorgan calculated the firm value for publicly traded biotechnology companies that JPMorgan deemed to be relevant. JPMorgan calculated the firm value of each of those companies by first adding the sum of the company’s long-term and short-term debt to the sum of the market value of such company’s common equity, the book value of such company’s preferred stock and the book value of such company’s minority interests (when applicable), and then subtracting from that result such company’s cash and cash equivalents. JPMorgan determined that the following public biotechnology companies were relevant to an evaluation of the Company for reference purposes:

•	Alnylam Pharmaceuticals, Inc.

•	Amicus Therapeutics, Inc.

•	Arena Pharmaceuticals, Inc.

•	Biodel Inc.

•	Human Genome Sciences, Inc.

•	Incyte Corporation

•	Trubion Pharmaceuticals, Inc.

JPMorgan calculated the implied equity value for the Company by first adding the sum of Company’s long-term and short-term debt to the implied median firm value of public biotechnology companies, which was approximately $192 million, and then added the Company’s cash and cash equivalents to that result. Balance sheet data for the Company used in this analysis was as of March 31, 2008. JPMorgan then calculated an implied per share price for the Company by dividing the equity value resulting from the calculation by total diluted shares outstanding using the treasury stock method of accounting. In order to calculate an implied range of per share price for the Company, JPMorgan added and subtracted $2.00 per share to the resulting share price. The range of per share prices for the Company implied by this analysis was approximately $7.25 to $11.25. The maximum of this implied valuation range is below the $22.50 offered for each Share in the Offer and the Merger.

Precedent Transaction Firm Value Analysis

For reference purposes, using publicly available information, JPMorgan selected and examined the following precedent biotechnology transactions:

Announcement Date	Target	Acquirer

Public
November 9, 2006	Tanox, Inc.	Genentech, Inc.
October 30, 2006	Sirna Therapeutics, Inc.	Merck & Co., Inc.
March 29, 2004	Tularik Inc.	Amgen Inc.
Private
January 22, 2008	CoGenesys, Inc.	Teva Pharmaceutical Industries Limited
November 26, 2007	Agensys, Inc.	Astellas Pharma Inc.
September 24, 2007	Adnexus Therapeutics, Inc.	Bristol-Myers Squibb Company
March 21, 2007	Morphotek, Inc.	Eisai Co. Ltd.
December 8, 2006	Domantis Limited	GlaxoSmithKline plc
October 29, 2006	Avidia, Inc.	Amgen Inc.
May 9, 2006	GlycoFi, Inc.	Merck & Co., Inc.

JPMorgan calculated the implied equity value for the Company by first subtracting the sum of Company’s long-term and short-term debt from the implied median transaction value of the precedent biotechnology transactions, which was approximately $442 million, and then added the Company’s cash and cash equivalents to that result. Balance sheet data for the Company used in this analysis was as of March 31, 2008. JPMorgan then calculated an implied per share price for the Company by dividing the equity value resulting from the calculation by the total diluted shares outstanding using the treasury stock method of accounting. In order to calculate an implied range of per share price for the Company, JPMorgan added and subtracted $2.00 per share to the resulting share price. The range of per share prices for the Company implied by this analysis was approximately $15.00 to $19.00. The maximum of this implied valuation range is below the $22.50 offered for each Share in the Offer and the Merger.

Precedent Transaction Premia Analysis

For reference purposes, using publicly available information, JPMorgan examined the following selected biotechnology acquisition transactions:

Announcement Date	Target	Acquirer

April 10, 2008	Millennium Pharmaceuticals, Inc.	Takeda Pharmaceutical Co. Ltd.
February 20, 2008	Encysive Pharmaceuticals Inc.	Pfizer Inc.
December 10, 2007	MGI Pharma, Inc.	Eisai Co. Ltd.
November 19, 2007	Pharmion Corporation	Celgene Corporation
November 16, 2007	Coley Pharmaceutical Group, Inc.	Pfizer Inc.
May 29, 2007	Bioenvision, Inc.	Genzyme Corporation
April 23, 2007	MedImmune, Inc.	AstraZeneca PLC
December 12, 2006	Valera Pharmaceuticals, Inc	Indevus Pharmaceuticals, Inc.
November 20, 2006	CoTherix, Inc.	Actelion Ltd.
November 9, 2006	Tanox, Inc.	Genentech, Inc.

Announcement Date	Target	Acquirer

November 6, 2006	Kos Pharmaceuticals, Inc.	Abbott Laboratories
October 30, 2006	Sirna Therapeutics, Inc.	Merck & Co., Inc
October 17, 2006	ICOS Corporation	Eli Lilly and Company
October 10, 2006	Anormed Inc.	Genzyme Corporation
October 2, 2006	Myogen, Inc.	Gilead Sciences, Inc.
June 7, 2006	NeuTec Pharma plc	Novartis AG
May 15, 2006	Cambridge Antibody Technology Group plc	AstraZeneca PLC
September 1, 2005	Chiron Corporation	Novartis AG
December 14, 2005	Abgenix, Inc.	Amgen Inc.
August 22, 2005	Eyetech Pharmaceuticals, Inc.	OSI Pharmaceuticals, Inc.
July 20, 2005	Guilford Pharmaceuticals Inc.	MGI PHARMA, INC.
June 16, 2005	Vicuron Pharmaceuticals Inc.	Pfizer Inc.
May 4, 2005	Bone Care International, Inc.	Genzyme Corporation
April 21, 2005	Transkaryotic Therapies, Inc.	Shire Pharmaceuticals Group plc
March 29, 2004	Tularik Inc.	Amgen Inc.

For each of the selected transactions, JPMorgan calculated the premium represented by the price paid for the target to the closing price per share of the target one day prior to the announcement date. Based on this analysis, JPMorgan calculated an implied range of per share price for the Company by applying a 40%-60% one-day premium to the Company’s closing price on April 18, 2008. The range of per share prices for the Company implied by this analysis was approximately $17.75 to $20.25. The maximum of this implied valuation range is below the $22.50 offered for each Share in the Offer and the Merger.

Equity Analysts Price Targets

For reference purposes, JPMorgan reviewed publicly available price targets published by various research analysts that conduct independent research on the Company in order to compare the implied offer price as of April 18, 2008, the last trading day prior to the date of JPMorgan’s opinion, to research analyst valuations of the Company. Research analyst price targets for Shares ranged from $15.00 to $24.00 with a median of $18.00, while the closing price of the Shares was $12.68 as of April 18, 2008; the $22.50 offered for each Share in the Offer and Merger is within this implied valuation range.

Miscellaneous

The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, JPMorgan considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it, but rather made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. JPMorgan believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of their analyses, without considering all of them, would create an incomplete view of the process underlying their analyses and opinions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of JPMorgan with respect to the actual value of the Company.

In performing their analyses, JPMorgan made, and was provided by the management of the Company, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of JPMorgan, the Company and Parent. Analyses based on estimates or forecasts of future results are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such analyses. The analyses described above were performed solely as part of the respective analyses of JPMorgan of the fairness of the consideration to be received by the holders, as described above, from a financial point of view, to such holders of Shares, and were performed in connection with the delivery by JPMorgan of its opinion, dated April 21, 2008, to the Company Board. The analyses do not purport to be appraisals or to reflect the prices at which Shares or GSK’s common stock will trade following the announcement or consummation of the Offer and the Merger. This summary does not purport to be a complete description of the analyses underlying the JPMorgan opinion. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the Company, Parent or their respective advisors, none of the Company, Parent, JPMorgan, nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions. The consideration, as described above, and other terms of the Offer and the Merger were determined through arm’s-length negotiations between the Company and Parent and GSK and were approved by the Company Board.

The opinion of JPMorgan was one of many factors taken into consideration by the Company Board in making its determination to approve the Offer and the Merger. The analyses of JPMorgan summarized above should not be viewed as determinative of the opinion of the Company Board with respect to the value of the Company or Parent, or of whether the Company Board would have been willing to agree to different or other forms of consideration.

The Company Board selected JPMorgan as its financial advisor because of its reputation as an internationally recognized investment banking and an advisory firm with substantial experience in transactions similar to the transactions contemplated by the Merger Agreement and because JPMorgan is familiar with the Company and its business. As part of its investment banking and financial advisory business, JPMorgan is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

The Company engaged JPMorgan to act as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of its agreement with JPMorgan dated as of April 8, 2008, the Company has agreed to pay JPMorgan a transaction fee for its services, pursuant to a formula which is a percentage of consideration to be paid to holders of Shares and Options, of approximately $7.2 million, in addition to a discretionary fee of up to $1.4 million to be determined by the Company Board prior to closing, payable upon the consummation of the Offer and the Merger. The Company also has agreed to reimburse JPMorgan and its affiliates for reasonable expenses incurred, including investigating, preparing or defending an action or proceeding arising out of its provision of services as financial advisor to the Company. In addition, the Company has agreed to indemnify JPMorgan and its affiliates for certain liabilities arising out of its engagement.

In the past, JPMorgan and its affiliates have provided certain commercial and investment banking services to the Company and Parent for customary compensation or other financial benefits, including acting as the sole bookrunner in connection with the Company’s initial public offering of its Shares in May 2007, current corporate broker of GSK in respect of investor relations matters and lender under GSK’s outstanding credit facilities. In addition, JPMorgan and its affiliates may perform various investment banking and commercial banking services for the Company, GSK or their affiliates in the future, all for customary compensation. In the ordinary course of its businesses, JPMorgan and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, GSK and any of their respective affiliates, or any currency or commodity that may be involved in the Offer and the Merger, for its own account or for the accounts of customers.

The Company Board also considered a number of uncertainties and risks in their deliberations concerning the Offer and the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	Restrictions; Termination Fee. The Company Board considered the restrictions that the Merger Agreement imposes on actively soliciting competing transaction proposals, and the requirement under the Merger Agreement that the Company would be obligated to pay a termination fee of $22.5 million under certain circumstances, the ability of Parent in certain circumstances to match competing proposals and the potential effect of such termination fee and/or matching right in deterring other potential acquirers from proposing alternative transactions.

•	Failure to Close. The Company Board considered that the conditions to Parent’s and Purchaser’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer and to consummate the Merger were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company’s control. The Company Board also considered the fact that, if the Offer and Merger are not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of business partners, collaboration partners and employees and that the trading price of the Shares could be adversely affected. The Company Board considered that, in that event, it would be unlikely that another party would be interested in acquiring the Company. The Company Board also considered the fact that, if the Offer and Merger are not consummated, the Company’s directors, officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and the Company will have incurred significant transaction costs, attempting to consummate the transaction.

•	Public Announcement of the Offer and Merger. The Company Board considered the effect of a public announcement of the execution of the Merger Agreement and the Offer and Merger contemplated thereby, including effects on the Company’s operations, stock price and employees and the Company’s ability to attract and retain key management and personnel. The Company Board also considered the effect of these potential outcomes of the public announcement on Parent and GSK and the risks that any adverse reaction to the transactions contemplated by the Merger Agreement could adversely affect Parent’s and GSK’s willingness to consummate the transactions contemplated by the Merger Agreement.

•	Pre-Closing Covenants. The Company Board considered that, under the terms of the Merger Agreement, the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to limited specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of Parent. The Company Board further considered that these terms of the Merger Agreement may limit the ability of the Company to pursue business opportunities that it would otherwise pursue.

•	Cash Consideration. The Company Board considered the fact that, subsequent to completion of the Merger, the Company will no longer exist as an independent public company and that the fact that the consideration to be paid in the Offer and the Merger is cash would prevent the Company stockholders from being able to participate in any value creation that the Company could generate going forward, as well as any future appreciation in value of the combined company, unless they separately acquired GSK common stock.

•	Potential Conflicts of Interest. The Company Board was aware of the potential conflicts of interest between the Company, on the one hand, and certain of the Company’s Executive Officers and directors, on the other hand, as a result of the transactions contemplated by the Offer and the Merger as described in Item 3 above.

The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company stockholders outweigh the risks of the Offer and the Merger and provide to shareholders the highest value reasonably obtainable.

The foregoing discussion of information and factors considered by the Company Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his own personal business judgment to the process and may have given different weight to different factors.

(c)	Intent to Tender.

To the best of the Company’s knowledge, after reasonable inquiry, each Executive Officer, director, affiliate and subsidiary of the Company who owns Shares presently intends to tender in the Offer all Shares that he, she or it owns of record or beneficially, other than any Shares that if tendered would cause him, her or it to incur liability under the short-swing profits recovery provisions of the Exchange Act. See also the description of the Tender and

Support Agreement in Item 3(b) “Arrangements with Purchaser and GSK” and filed herewith as Exhibit (e)(7). The foregoing does not include any Shares over which, or with respect to which, any such Executive Officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Pursuant to an engagement letter dated April 8, 2008, the Company engaged JPMorgan to act as its financial advisor in connection with the contemplated transactions. Pursuant to the terms of the engagement letter, the Company has agreed to pay JPMorgan a customary transaction fee and may pay a discretionary fee of an amount to be determined by the Board prior to closing, each of which is contingent on completion of the Offer and the Merger, as described above under “Background and Reason for the Company Board of Director’s Recommendation”. The Company also has agreed to reimburse JPMorgan and its affiliates for reasonable expenses incurred, including investigating, preparing or defending an action or proceeding arising out of its provision of services as financial advisor to the Company. In addition, the Company has agreed to indemnify JPMorgan and its affiliates for certain liabilities arising out of its engagement.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, by any of the Company’s directors, Executive Officers or affiliates of the Company, except for Drs. David Sinclair, Michael Jirousek and Christopher Westphal and Mr. Paul Brannelly pursuant to their respective 10b5-1 sales plans, which were terminated on April 22, 2008.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.	Additional Information.

(a)	Information Statement.

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company’s stockholders and is incorporated herein by reference.

(b)	Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder. Unless the Delaware court in its discretion determines otherwise for good cause shown, this rate of interest will be five percent over the Federal Reserve discount rate (including any surcharge) as established from time to time between the Effective Date and the date of payment and will be compounded quarterly.

Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per share price to be paid in the Merger. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME.  THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES PRIOR TO THE EFFECTIVE TIME OF THE MERGER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

(c)	Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company’s Board of Directors has approved the Merger Agreement, as described in

Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

(d)	Regulatory Approvals.

Under the Hart-Scott-Rodino Act of 1976 (“HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (“FTC”), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

The purchase of Shares in the Offer cannot be completed until the expiration of a 15 calendar day waiting period following the filing by GSK, as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent will file the Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of the Shares in the Offer and the Merger as promptly as practicable. The required waiting period with respect to the Offer and the Merger will expire 15 calendar days from the date such filing occurs, unless earlier terminated by the FTC or the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by GSK with that request, unless the FTC or the Antitrust Division terminated the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with consent of GSK. In practice, complying with a Second Request can take a significant period of time. Although the Company is required to file certain information and documentary materials with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make those filings nor a request for additional documents and information issued to the Company from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act if Purchaser owns more than 50 percent of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expired or was terminated.

The FTC and the Antitrust Division will consider the legality under the antitrust laws of Purchaser’s proposed acquisition of the Company. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the US federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, the Company, or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Purchaser and GSK believe that the consummation of the offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 13 of the Offer to Purchase — “Conditions of the Offer.”

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the forgoing filings under the HSR Act that would be required for GSK’s or Purchaser’s or Parent’s acquisition or ownership of the Shares.

(e)	Vote Required to Approve the Merger.

The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, a number of Shares representing at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, a number of Shares representing less than 90% of the outstanding Shares, the affirmative vote of the holders of a number of Shares representing a majority of the outstanding Shares will be required under the DGCL to effect the Merger. In the event the minimum tender condition required to be met under the Merger Agreement has been satisfied, after the purchase of the Shares by Purchaser pursuant to the Offer, Purchaser (together with GSK, Parent and its and their wholly-owned subsidiaries) will own a number of Shares representing a majority of the outstanding Shares and be able to effect the Merger without the affirmative vote of any other stockholder of the Company. The Company has granted an option to Purchaser, under certain circumstances, to purchase Shares if, after the exercise of the option, Purchaser would hold enough shares to effect a short form merger pursuant to Section 253. See the description of the option in paragraph (f) below.

(f)	Top-Up Option.

The Company has irrevocably granted to Purchaser an option (the “top-up option”), exercisable in Purchaser’s discretion, but only after the acceptance by Purchaser of, and payment for, Shares tendered in the Offer, to purchase (for cash or a note payable) that number (but not less than that number) of Shares as is equal to the lowest number of Shares that, when added to the number of Shares owned directly or indirectly by GSK, Parent or Purchaser at the time of such exercise, will constitute one share more than 90 percent of the total Shares then outstanding (assuming the issuance of the Shares purchased under the top-up option). The price per Share payable under the top-up option would be equal to the Offer Price. However, the top-up option will be excisable only once, at such time as GSK, Parent and Purchaser, directly or indirectly, own at least 85 percent of the total number of Shares then outstanding, and may only be exercised on or before the 10th business day after the expiration of the Offer or the expiration of any subsequent offering period. In no event will the top-up option be exercisable for a number of Shares in excess of the Company’s then authorized and unissued Shares (including as authorized and unissued Shares any Shares held in the treasury of the Company). In addition, the top-up option may not be exercised if any provision of applicable law or any judgment, injunction, order or decree of any governmental entity prohibits, or requires any action, consent, approval, authorization or permit of, action by, or filing with or notification to, any governmental entity or the Company stockholders in connection with the exercise of the top-up option or the delivery of the Shares to be purchased under the top-up option, if such action, consent, approval, authorization or permit, action, filing or notification has not been obtained or made, as applicable, before such exercise. Also, upon exercising of the top-up option, the Purchaser shall, as promptly as practicable after such exercise, consummate the Merger as a short-form merger pursuant to Section 253 of the DGCL. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) and is incorporated herein by reference.

(g)	Section 14(f) Information Statement.

The Merger Agreement provides that, promptly after the Purchaser has purchased a number of Shares that represents at least a majority of the then-outstanding Shares, Purchaser will be entitled to designate such number of directors to the Company Board as will give the Purchaser representation on the Company Board equal to the product of (i) the total number of directors on the Company Board (after giving effect to the directors elected pursuant to this provision) and (ii) the percentage that the number of Shares so purchased bears to the total number of Shares then outstanding. The Company shall use its reasonable best efforts to cause individuals designated by Purchaser to constitute the same percentage of each committee of the Company Board (and of each board of directors and each committee thereof of each wholly-owned Subsidiary of the Company) as the percentage of the entire Company Board represented by individuals designated by Purchaser. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Company has attached an Information Statement to this Schedule 14D-9 as Annex I. The Information Statement is furnished in connection with the possible election of persons designated by GSK, pursuant to the

Merger Agreement, to a majority of the seats on the Company’s Board of Directors, other than at a meeting of the Company’s stockholders.

Item 9.	Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Letter to Stockholders of the Company, dated May 2, 2008, from Christoph Westphal, M.D., Ph.D., President and Chief Executive Officer of the Company (included as Annex III to this Schedule 14D-9).
(a)(1)(B)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).
(a)(2)	Offer to Purchase, dated May 2, 2008 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of GSK and Purchaser filed with the Securities and Exchange Commission on May 2, 2008).
(a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Parent and Purchaser filed with the Securities and Exchange Commission on May 2, 2008).
(a)(4)	Opinion of J.P. Morgan Securities Inc., dated April 21, 2008 (included as Annex II to this Schedule 14D-9).
(a)(5)	Joint Press Release issued by the Company and GSK, dated April 22, 2008 (incorporated by reference to the Schedule 14D-9C filed by the Company on April 23, 2008).
(a)(6)	Summary Advertisement as published in the Wall Street Journal (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO of Parent and Purchaser filed with the Securities and Exchange Commission on May 2, 2008).
(a)(7)	Question and Answer Document (incorporated by reference to the Schedule 14D-9C filed by the Company on April 23, 2008).
(a)(8)	Letter from Christoph Westphal to employees of the Company, dated April 22, 2008 (incorporated by reference to the Schedule 14D-9C filed by the Company on April 23, 2008).
(e)(1)	Agreement and Plan of Merger, dated April 22, 2008, by and among Fountain Acquisition Corporation, SmithKline Beecham Corporation and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 23, 2008).
(e)(2)	Amended and Restated Employment Agreement, dated as of January 3, 2008, by and between the Company and Christoph Westphal, M.D., Ph.D. (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2008).
(e)(3)	Amended and Restated Employment Agreement, dated as of January 3, 2008, by and between the Company and Garen Bohlin, M.D. Ph.D. (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2008).
(e)(4)	Amended and Restated Employment Agreement, dated as of January 3, 2008, by and between the Company and Peter Elliott Ph.D. (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2008).
(e)(5)	Amended and Restated Employment Agreement, dated as of January 3, 2008, by and between the Company and Michael Jirousek Ph.D. (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 24, 2008).
(e)(6)	Confidentiality Agreement, dated as of February 6, 2006, by and between the Company and SmithKline Beecham Corporation.
(e)(7)	Form of Tender and Stockholder Support Agreement, dated April 22, 2008 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 23, 2008).
(e)(8)	Formal Offer Letter Available Post Deal Closing by and between Dr. Christoph Westphal and GSK, dated April 22, 2008.
(e)(9)	Formal Offer Letter Available Post Deal Closing by and between Dr. Michael Jirousek and GSK, dated April 22, 2008.

Exhibit No.	Description

(e)(10)	Formal Offer Letter Available Post Deal Closing by and between Mr. Garen Bohlin and GSK, dated April 22, 2008.
(e)(11)	Formal Offer Letter Available Post Deal Closing by and between Dr. Peter Elliott and GSK, dated April 22, 2008.
(e)(12)	Research Advisory and Consulting Agreement by and between Dr. David Sinclair and GSK, dated April 22, 2008.

Annex I — Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

Annex II — Opinion of J.P. Morgan Securities Inc., dated April 21, 2008.

Annex III — Letter to Stockholders of the Company, dated May 2, 2008, from Christoph Westphal, M.D. Ph.D., President and Chief Executive Officer of the Company

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIRTRIS PHARMACEUTICALS, INC.

By:	/s/ Christoph Westphal
Christoph Westphal
President, Chief Executive Officer
and Vice Chairman

Dated: May 2, 2008

Annex I

SIRTRIS PHARMACEUTICALS, INC.
200 Technology Square
CAMBRIDGE, MASSACHUSETTS 02139

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about May 2, 2008, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Sirtris Pharmaceuticals, Inc., a Delaware corporation (“Sirtris” or the “Company”), with respect to the tender offer by Fountain Acquisition Corporation (“Purchaser”), a Delaware corporation and a direct wholly-owned subsidiary of SmithKline Beecham Corporation, a Pennsylvania corporation (“Parent”) and an indirect wholly-owned subsidiary of GlaxoSmithKline, Inc., an English public limited company organized under the laws of England and Wales (“GSK”), to the holders of record of (a) all outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to Sirtris. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to a majority of the seats on the board of directors of the Company (the “Company Board”). Such designation would be made pursuant to an Agreement and Plan of Merger, dated as of April 22, 2008 (the “Merger Agreement”), by and among Parent, Purchaser and the Company.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the “Offer”) on May 2, 2008 to purchase all outstanding Shares at a price of $22.50 per share (the “Offer Price”), net to the seller thereof in cash, without interest, less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated May 2, 2008 (the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York City time, on May 30, 2008, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Sirtris stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and GSK with the Securities and Exchange Commission (the “SEC”) on May 2, 2008.

The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, after Purchaser has purchased pursuant to the Offer at least a majority of the outstanding Shares, Purchaser has the right to designate a number of directors of the Company, rounded up to the next whole number, that is equal to the product of the total number of directors on the Company Board and the percentage that the number of Shares purchased bears to the total number of Shares outstanding. The Company will, upon request by Purchaser, promptly increase the size of its board of directors or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and will cause Purchaser’s designees to be so elected or appointed. The Company has also agreed in the Merger Agreement to use its reasonable best efforts to cause individuals designated by Purchaser to constitute the same percentage of each committee of the Company Board (and of each board of directors and each committee thereof of each wholly-owned subsidiary of the Company) as the percentage of the entire Company Board represented by the individuals designated by Purchaser. However, the Merger Agreement further provides that until the Effective Time certain actions of the Company may only be authorized by, and will require the authorization of, a majority of the directors of the Company who were directors on the date of the Merger Agreement or their successors as appointed by such continuing directors (the “Continuing Directors”) or, if there are no Continuing Directors, by a majority of the independent directors of the Company, and will not require any additional approval by the Company Board. If there are no Continuing Directors or independent directors of the Company, such actions will require only the approval by a majority vote of the Company Board. In the event Purchaser’s designees are elected or appointed to the Company Board as described above, the Merger Agreement requires that until the Effective Time the Company Board shall have at least the number of independent directors as may be required by

Annex I-1

the Nasdaq rules or the federal securities laws. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Purchaser’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning GSK, Parent, Purchaser and Purchaser’s designees has been furnished to the Company by GSK, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

Name	Age	Principal Occupation or Employment

Dr. Moncef Slaoui	48	Chairman, Research and Development for GSK since June 2006; prior thereto, Senior Vice President, Worldwide Business Development — R&D for GSK since May 2003; prior thereto, Senior Vice President, Business & New Product Development for GSK since March 2001
Christopher Viehbacher	48	President, US Pharmaceuticals, for GSK since January 2003; serves on the Board of Directors of PhRMA, the CEO Roundtable on Cancer, Research! America, North Carolina Chamber, North Carolina GlaxoSmithKline Foundation, Triangle United Way and the Cardinal Club
Mark Werner	55	Senior Vice President & Interim General Counsel for GSK since April 2008; Senior Vice President, Legal Operations U.S. and GMS for GSK since August 2003: prior thereto, Vice President and Associate General Counsel for GSK since January 2001
Carol Ashe	51	Vice President, Legal Operations-Corporate Functions-U.S. for GSK since April 2008; prior thereto, Vice President and Associate General Counsel since January 2001
Michael Corrigan	57	Senior Vice President, Finance-U.S. Pharmaceuticals since January 2001
Audrey Klijian	52	Assistant Treasurer of GSK since January 2001
Jan Lyons	42	Vice President, Taxes-Americas for GSK since January 2008; prior thereto, Director, Tax Litigation for GSK since June 2004; prior thereto, Director, Tax Planning for GSK since April 2003
Deborah Winter	52	Director, Tax for GSK since January 2003
Patrick Vallance	48	Senior Vice President, Drug Discovery for GSK since January 2007; prior thereto, Head of Division of Medicine and Professor of Medicine at University College London since 2002
Daniel Phelan	58	Senior Vice President, Human Resources for GSK since January 2001

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 100,000,000 shares of common stock and 20,000,000 shares of preferred stock. As of the close of business on April 22, 2008, there were 29,265,532 Shares outstanding.

The Shares are the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

Annex I-2

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The following are brief biographies of each current director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has been convicted in a criminal proceeding during the last five years and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. There are no family relationships between directors and executive officers of the Company.

DIRECTORS

The following table sets forth information concerning our directors as of April 22, 2008:

Name	Age	Biography

Richard Aldrich	53	Mr. Aldrich has served as a member of our Board of Directors since 2004. Mr. Aldrich is Chairman of RA Capital Management, LLC, an investment firm with which he has been affiliated since 2001. Mr. Aldrich previously joined Vertex Pharmaceuticals Inc. at its founding in 1989 and served as Senior Vice President and Chief Business Officer, from 1991 to 2001. He serves on the boards of directors of Concert Pharmaceuticals, Inc., and Magen BioSciences, Inc.
Jeffrey Capello	43	Mr. Capello has served as a member of our Board of Directors since January 2008. Mr. Capello has been the Senior Vice President and Chief Financial Officer at PerkinElmer, Inc. since January 2006. Prior to that position, he served as PerkinElmer’s Chief Accounting Officer from April 2002 to January 2006 and as Vice President of Finance, Corporate Controller and Treasurer from June 2001 to April 2002. From 1991 to June 2001, he held various positions including that of partner from 1997 to 2001 at PricewaterhouseCoopers LLP, a public accounting firm, initially in the United States and later in the Netherlands. He holds a Bachelor of Science degree in business administration from the University of Vermont and a Master of Business Administration degree from the Harvard Business School.
John Clarke	54	Mr. Clarke has served as a member of our Board of Directors since 2004. Mr. Clarke has been a Managing General Partner of Cardinal Partners, a venture capital firm, since 1997. Prior to founding Cardinal Partners, Mr. Clarke was a General Partner of DSV Partners, a venture capital firm he joined in 1982. Mr. Clarke was a founder and former Chairman and CEO of Cubist Pharmaceuticals, Inc. and a founder and former director of Alkermes, Inc. Mr. Clarke is Chairman of the Board of Directors of Alnylam Pharmaceuticals, Inc. and aTyr Pharma, Inc. and also serves on the Board of Directors of Momenta Pharmaceuticals, Inc., Visicu, Inc. and several other private health care companies. Mr. Clarke also serves on the boards of The Jackson Laboratory, a nonprofit research institute, and HandsTogether, a non profit development organization focused on humanitarian, health care and educational aid for the people of Haiti.

Annex I-3

Name	Age	Biography

Paul Friedman, M.D.	65	Dr. Friedman has served as a member of our Board of Directors since March 2008. Dr. Friedman has served since 2001 as president and chief executive officer of Incyte Corporation, a biotechnology company. From 1998 until October 2001, Dr. Friedman served as President of DuPont Pharmaceuticals Research Laboratories, a wholly owned subsidiary of DuPont Pharmaceuticals Company (formerly The DuPont Merck Pharmaceutical Company), from 1994 to 1998 he served as President of Research and Development of The DuPont Merck Pharmaceutical Company, and from 1991 to 1994 he served as Senior Vice President at Merck Research Laboratories. Prior to his work at Merck and DuPont, Dr. Friedman was an Associate Professor of Medicine and Pharmacology at Harvard Medical School. Dr. Friedman is a Diplomat of the American Board of Internal Medicine and a Member of the American Society of Clinical Investigation.
Stephen Hoffman, Ph.D., M.D.	54	Dr. Hoffman has served as a member of our Board of Directors since 2004. From 2003 to March 2007, Dr. Hoffman was employed by TVM Capital. In April 2007 he joined Skyline Ventures as Managing Director. He also currently serves as Chairman of Allos Therapeutics, Inc., a biopharmaceutical company where he served as Chief Executive Officer from 1994 to 2001 and as Executive Chairman from 2001 to 2002. Dr. Hoffman serves on the boards of directors of Concert Pharmaceuticals, Inc., Tolerx Pharmaceuticals, Inc. and Dicerna Pharmaceuticals, Inc.
Richard Pops	46	Mr. Pops is a founder of Sirtris, a Class II director with a term expiring in 2009 and has served as a member of our Board of Directors since 2004. Mr. Pops was the Chief Executive Officer of Alkermes, Inc., a biotechnology company, from 1991 to 2007 and currently serves as the Chairman of Alkermes. He serves on the boards of directors of Acceleron Pharma, Inc., CombinatoRx, Inc., and Neurocrine Biosciences, Inc.
Paul Schimmel, Ph.D.	67	Dr. Schimmel is a founder of Sirtris and has served as a member of our Board of Directors since 2004. Dr. Schimmel is the Ernest and Jean Hahn Professor at The Skaggs Institute for Chemical Biology at The Scripps Research Institute. He formerly was the John D. and Catherine T. MacArthur Professor of Biochemistry and Biophysics in the Department of Biology at the Massachusetts Institute of Technology. Dr. Schimmel is a member of the National Academy of Sciences and has co-founded a number of biotechnology companies including Alkermes, Inc. and Alnylam Pharmaceuticals, Inc. He serves on the boards of directors of Alnylam Pharmaceuticals, Inc., aTyr Pharma, Inc., and Avicena Group.

Annex I-4

Name	Age	Biography

David Sinclair, Ph.D.(38)	38	Dr. Sinclair is a founder of Sirtris and has served as a member of our Board of Directors since 2004. Dr. Sinclair is an Associate Professor of Pathology at Harvard Medical School, and Director of the Glenn Laboratories for the Biological Mechanisms of Aging. He has made key contributions to the scientific understanding of aging. In 1997, he identified a cause of aging in yeast, a first for any species, and in 2003 reported the discovery of a conserved master regulatory gene controlling this process. His laboratory at Harvard is currently focused on slowing diseases of aging in mammals using genetic and pharmacological means. Dr. Sinclair has authored over 50 peer-reviewed scientific publications, including several seminal papers in Nature, Cell and Science. He has received numerous awards and honors for his research. Dr. Sinclair performed his post-doctoral work with Dr. Leonard Guarente at the Massachusetts Institute of Technology and holds a Ph.D. in Biochemistry and Molecular Genetics from the University of New South Wales, Australia.
Christoph Westphal, M.D., Ph.D.	40	Dr. Westphal is a founder of Sirtris and has served as President, CEO and Vice Chairman of our Board of Directors since 2004. Dr. Westphal was previously a venture capitalist with Polaris Venture Partners from 2000 until 2005; and a consultant with McKinsey & Company from 1998 to 2000. Dr. Westphal co-founded Acceleron Pharma, Inc., Alnylam Pharmaceuticals, Inc. and Momenta Pharmaceuticals, Inc., as CEO and Vice Chairman. Dr. Westphal received his M.D., Ph.D. from Harvard Medical School.

Annex I-5

EXECUTIVE OFFICERS

The following table sets forth information concerning our executive officers as of April 22, 2008:

Name	Age	Position

Christoph Westphal, M.D., Ph.D.	40	President and Chief Executive Officer, Vice Chair
Garen Bohlin	60	Chief Operating Officer
Peter Elliott, Ph.D.	49	Senior Vice President, Head of Development
Michael Jirousek, Ph.D.	49	Senior Vice President, Research

Christoph Westphal, M.D., Ph.D. is a founder of Sirtris and has served as CEO and Vice Chairman of our Board of Directors since 2004. Dr. Westphal was previously a venture capitalist with Polaris Venture Partners from 2000 until 2005; and a consultant with McKinsey & Company from 1998 to 2000. Dr. Westphal co-founded Acceleron Pharma, Inc., Alnylam Pharmaceuticals, Inc. and Momenta Pharmaceuticals, Inc., as CEO and Vice Chairman. Dr. Westphal received his M.D., Ph.D. from Harvard Medical School.

Garen Bohlin has served as our Chief Operating Officer since 2006. Prior to joining Sirtris, Mr. Bohlin served as President and Chief Executive Officer of Syntonix Pharmaceuticals, Inc. from 1999 to 2005. Prior to Syntonix, which was acquired by Biogen Idec in 2006, Mr. Bohlin spent 14 years in executive management at Genetics Institute, Inc. In his last role at Genetics Institute, Mr. Bohlin served as Executive Vice President with responsibility for most of the non-scientific areas of the company that comprised approximately half of the company’s then 1,600 employees. Mr. Bohlin played a leading role in structuring and implementing a strategic alliance with American Home Products (now Wyeth) that resulted in the eventual acquisition of Genetics Institute at an implied valuation of approximately $3 billion. Prior to Mr. Bohlin’s tenure at Genetics Institute, he was a partner at Arthur Andersen & Co., where he spent 13 years. Mr. Bohlin serves as a director of Acusphere, Inc. and Targanta Therapeutics Corp.

Peter Elliott, Ph.D. has served as our Senior Vice President, Head of Development since 2005. Prior to joining Sirtris, from 2001 through 2005, Dr. Elliott held various positions at CombinatoRx, Inc., a biopharmaceutical company, including Executive Vice President of Product Development. Dr. Elliott was Vice President of Pharmacology and Drug Development at Millennium Pharmaceuticals, Inc. from 1998 to 2001. Prior to Millennium, Dr. Elliott spent four years at Alkermes, Inc. and five years at GSK in the United Kingdom. Dr. Elliott holds a B.S. in Pharmacology from London University, an M.Phil. in Pharmacology from Cambridge University, and a Ph.D. in Psychopharmacology from Cambridge University.

Michael Jirousek, Ph.D. has served as our Senior Vice President, Research since 2006. From 2001 to 2006, Dr. Jirousek served as Senior Director and Head of the Diabetes Therapeutic Area for Pfizer Inc. at its La Jolla laboratories. From 1998 to 2001, Dr. Jirousek was at Abbott Laboratories as a Metabolic Department Head and prior to that at Eli Lilly in Indianapolis, Indiana and Hamburg, Germany. Dr. Jirousek was a post-doctoral research Fellow at Harvard University. Dr. Jirousek holds a Ph.D. in Chemistry from Case Western University.

CORPORATE GOVERNANCE

Director Independence

As required by the listing standards of the NASDAQ Stock Market (“NASDAQ”), the Board of Directors has determined, upon the recommendation of the Nominating and Corporate Governance Committee, that each of Messrs. Aldrich, Capello, Clarke and Pops and Drs. Friedman, Hoffman and Schimmel are “independent” within the meaning of the rules and regulations of NASDAQ. To make this determination, our Board of Directors reviews all relevant transactions or relationships between each director, and Sirtris, its senior management and its independent auditors. During this review, the Board considers whether there are any transactions or relationships between directors or any member of their immediate family (or any entity of which a director or an immediate family member is an executive officer, general partner or significant equity holder) and members of our senior management or their affiliates. The Board consults with the Company’s corporate counsel to ensure that the Board’s

Annex I-6

determinations are consistent with all relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent NASDAQ listing standards, as in effect from time to time.

Board Meetings and Participation

Our Board of Directors held ten regular meetings and no special meetings during fiscal 2007. Each of the directors attended at least 75% of the total number of meetings of the Board held while he was a director and all committees of the Board of Directors on which he served. The Board of Directors does not have a formal policy requiring attendance by the directors at the annual meetings of stockholders. None of the members of the Board of Directors attended our 2007 annual meeting.

Board Committees

The Board of Directors has a standing Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee acts pursuant to a written charter. Current copies of the charters of each of the committees are available in the “Investor Relations-Corporate Governance” section of our website at www.sirtrispharma.com.

The members, functions and other information about the committees of our Board are as follows:

Audit Committee

The Audit Committee provides the Board of Directors with an independent review of our financial health and of the reliability of our financial controls and financial reporting systems. The Audit Committee consists of Mr. Capello (chairperson), Mr. Clarke and Mr. Pops. Dr. Freund was a member of the Audit Committee until his resignation from the Board of Directors in January 2008. Dr. Schimmel was a member of the Audit Committee until April 2008 when he was replaced by Mr. Pops. The Audit Committee reviews our financial controls, evaluates the scope of the annual audit, reviews audit results, consults with management and our independent accountants prior to the presentation of financial statements to stockholders and, as appropriate, initiates inquiries into aspects of our internal accounting controls and financial affairs. The Audit Committee has sole and direct responsibility for appointing, evaluating and retaining our independent auditors, including overseeing their work, determining their fees and implementing an approval process for any non-audit services. During the fiscal year ended December 31, 2007, the Audit Committee met four times. The report of the Audit Committee is included in this Information Statement under “Report of the Audit Committee.” The Board of Directors has determined, upon recommendation of the Nominating and Corporate Governance Committee, that each member of Sirtris’ Audit Committee other than Dr. Schimmel satisfies the requirements for membership established by the NASDAQ Global Market and the SEC. The Board of Directors has determined, upon recommendation of the Nominating and Corporate Governance Committee, that each of Mr. Capello, Mr. Clarke and Mr. Pops is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC.

Compensation Committee

The Compensation Committee determines salaries, incentives and other compensation for our directors and executive officers, including the Chief Executive Officer. The Compensation Committee also administers incentive compensation and employee benefit plans, including our Amended and Restated 2004 Incentive Plan (the “Plan”). The Compensation Committee consists of Dr. Hoffman (chairperson), Dr. Friedman and Mr. Aldrich. Dr. Freund was a member of the Compensation Committee until his resignation from the Board of Directors in January 2008. The Board of Directors has determined, upon recommendation of the Nominating and Corporate Governance Committee, that each member of Sirtris’ Compensation Committee satisfies the independence requirements established by the rules and regulations of NASDAQ and the SEC. Pursuant to the Compensation Committee’s charter, the Committee has the authority to delegate to subcomittees of the Committee any of the responsibilities of the full Committee. During the fiscal year ended December 31, 2007, the Company’s Compensation Committee met seven times. The report of the Compensation Committee is included in this Information Statement under “Report of the Compensation Committee.” Our Compensation Committee has engaged a compensation consultant to advise it

Annex I-7

on executive compensation matters and provide the Committee with data to benchmark the base salary, annual performance bonus, and long-term equity incentive compensation of our named executive officers.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for identifying and recommending potential candidates qualified to become Board members, recommending directors for appointment to Board committees and developing and recommending to the Board a set of corporate governance principles. The Nominating and Corporate Governance Committee consists of Mr. Pops (chairperson), Dr. Hoffman and Mr. Aldrich. The Board of Directors has determined that each member of Sirtris’ Nominating and Corporate Governance Committee satisfies the independence requirements established by the rules and regulations of NASDAQ and the SEC. During the fiscal year ended December 31, 2007, the Nominating and Corporate Governance Committee met six times.

In identifying and recommending nominees for positions on the Board of Directors, the Nominating and Corporate Governance Committee places primary emphasis on a potential candidate’s qualifications in light of the expertise of the members already serving on the Company’s Board. Additional factors which the Committee may consider include a candidate’s specific experiences and skills, relevant industry background and knowledge, time availability in light of other commitments, potential conflicts of interest, material relationships with the Company and independence from management and the Company. The Nominating and Corporate Governance Committee also may seek to have the Board represent a diversity of backgrounds, experience, gender and race.

The Nominating and Corporate Governance Committee does not set specific, minimum qualifications that nominees must meet in order to be recommended to the Board of Directors, but rather believes that each nominee should be evaluated based on his or her individual merits, taking into account the needs of the Company and the composition of the Board of Directors. Members of the Nominating and Corporate Governance Committee discuss and evaluate possible candidates in detail and suggest individuals to explore in more depth. The Nominating and Corporate Governance Committee regularly reviews existing Board members that are up for re-election as well as candidates that may either replace directors that have announced an intention to resign or not stand for re-election, or to address a new Board competency that the Committee, working together with the Chief Executive Officer, has identified. In the case of existing Board members that are up for re-election, the Committee reviews and evaluates such individuals and makes its recommendation to the full Board for approval. In the case of potential new Board members, once a potential candidate is identified, the Committee members meet with the candidate and, if they determine that the candidate is viable, all current Board members, including the Chief Executive Officer, meet with the candidate. The full Board then reviews and evaluates the candidate and determines whether he or she should be invited to join the Board of Directors as a member.

The Nominating and Corporate Governance Committee does not have a formal written policy with regard to candidates recommended by stockholders for membership on the Board of Directors, but will consider nominations from stockholders and evaluate a candidate in the same manner as it evaluates all other nominees.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, officers and persons who own more than ten percent of a registered class of our equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our common stock and other of our equity securities. Officers, directors and greater than ten percent stockholders are required by regulations of the Securities and Exchange Commission to furnish us with copies of all Section 16(a) forms they file. Based on Sirtris’ review of the reports it has received, Sirtris believes that all of its directors, officers and persons owning more than 10% of Sirtris’ common stock complied with all reporting requirements applicable to them with respect to transactions in the fiscal year ended December 31, 2007.

Code of Ethics and Conduct

Our Company has adopted a Code of Ethics and Conduct for its employees, officers and directors. A copy of the Code of Ethics and Conduct can be accessed free of charge by visiting the “Investor Relations-Corporate

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Governance” section of our website at http://www.sirtrispharma.com or by requesting a copy in writing to us at Sirtris Pharmaceuticals, Inc. 200 Technology Square, Cambridge, MA 02139, Attention: Investor Relations. The Company intends to disclose any changes in or waivers from its Code of Ethics and Conduct by posting such information on its website or by filing a Form 8-K.

COMPENSATION DISCUSSION & ANALYSIS

Executive Compensation Philosophy

Primary Objectives

The primary objectives of the Compensation Committee of our Board of Directors with respect to executive compensation are to attract, retain, and motivate the best possible executive talent. The focus is to tie short and long-term cash and equity incentives to the achievement of measurable corporate and individual performance objectives, and to align executives’ incentives with stockholder value creation. To achieve these objectives, the Compensation Committee has maintained, and expects to further implement, compensation plans that tie a substantial portion of executive officers’ overall compensation to our research, development, and operational performance.

The Compensation Committee has engaged a compensation consultant to provide general advice and guidance to the Compensation Committee. The consultant’s responsibilities include recommending the relevant peer group to be used for baseline comparisons, providing objective, competitive data analysis on compensation elements, sharing insight on changing compensation practices and trends, and educating the Committee on specific details of compensation alternatives. The consultant reports directly to the Compensation Committee. The consultant’s fees are paid by the Company. All services to be performed by the consultant are approved by the Committee.

Benchmarking for Compensation

In benchmarking our executive compensation program to ensure that it is competitive, the Compensation Committee, working with its compensation consultant, typically selects a comparative peer group of approximately 30 companies based on stage of development, types of products under development and geography, among other factors. This group provides the basis for benchmarking our executive compensation program, both in the aggregate and compared by individual components. In applying the peer group data, the Committee considers whether the comparable Sirtris executive roles vary significantly in breadth or scope from the equivalent roles in the peer group, how the executive officers relative experience and tenure in the role compares to those of the peers and competitive matters. The Compensation Committee reviews and updates the peer group list periodically to reflect the most comparable companies. We believe that the practices of the peer group of companies provide us with appropriate compensation benchmarks, because these companies have similar organizational structures and tend to compete with us for executives and other employees. For 2007, our peer group was comprised of the following companies: Acadia, Achillion, Acorda, Adnexus , Affymax, Alexza, Alnylam, Amicus, Altus, Archemix, Biodel, Cadence, CombinatoRx, Cytokinetics, Elixir, Idenix, Insulet, Jazz, Molecular Insight, Momenta, Novacea, Optimer, Osiris, Pharmasset, Sucampo, Synta, Tercica, Trubion, ViaCell and Xenoport.

Pay-for-Performance Philosophy

Based on these data, the Compensation Committee has adopted a pay-for-performance compensation philosophy, which is intended to bring base salaries and total executive compensation in line with the peer group of the companies represented in the compensation data we review. We work within the framework of this pay-for-performance philosophy to determine each component of an executive’s initial compensation package based on numerous factors, including:

•	the individual’s particular background and circumstances, including training and prior relevant work experience;

•	the individual’s role with us and the compensation paid to similar persons in the companies represented in the compensation data that we review;

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•	the demand and competition for the individual, with the individual’s specific expertise and experience;

•	performance goals and other expectations for the position; and

•	uniqueness of industry skills.

Setting and Assessment of Performance Goals

The Compensation Committee has also implemented an annual performance management program, under which annual performance goals are determined and set forth in writing at the beginning of each calendar year for the corporation as a whole. Annual corporate goals are proposed by management, determined by the Committee and approved by the Board of Directors. These corporate goals include the achievement of qualitative and quantitative operational and financial targets and pre-defined research and development milestones. Each goal is weighted as to importance by the Board of Directors based on a recommendation by the Compensation Committee. The individual performance of our executive officers is based on the level of achievement of corporate goals including those related to their respective areas of responsibility as well as on basic skills such as the management and development of people, communication, leadership and the use of sound judgment in performing their responsibilities. Annual salary increases, annual cash incentive bonuses, and annual stock awards granted to our executive officers are tied to the achievement of the corporate goals.

We perform an ongoing assessment to determine progress against the previously established goals and to make any adjustments to the goals for the remainder of the year based on changing circumstances and conditions.

At the end of the fourth calendar quarter, we evaluate individual, department and corporate performance against the goals for the year coming to a close. Consistent with our compensation philosophy, each executive officer’s evaluation begins with a written self-assessment, which is submitted to the Chief Executive Officer, who then performs the individual evaluations and submits recommendations to the Compensation Committee for salary increases, cash incentive bonuses, and stock option awards. In the case of the Chief Executive Officer, his individual performance evaluation is conducted by the Compensation Committee. The Board of Directors, based on a recommendation of the Compensation Committee, approves all salary increases, as well as bonuses and stock awards, if any, for executive officers. Annual base salary increases, annual stock awards, and annual cash incentive bonuses, to the extent granted, are implemented during the first calendar quarter of the following year.

Compensation Components

We view the three components of our executive compensation, consisting of base salary, annual cash bonus and long-term incentives, as related but distinct. Although our Compensation Committee does review total compensation, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. We determine the appropriate level for each compensation component based in part, but not exclusively, on competitive benchmarking consistent with our recruiting and retention goals, on our view of internal equity and consistency, individual, department, and corporate performance and other information we deem relevant, such as the survey data referred to above. We believe that, as is common in the biopharmaceutical industry, stock awards are a primary motivator in attracting and retaining executives.

We account for the equity compensation expense for our employees under the rules of SFAS 123R, which requires us to estimate and record an expense for each award of equity compensation over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued.

Under Section 162(m) of the Internal Revenue Code, publicly held corporations may be prohibited from deducting as an expense for federal income tax purposes total compensation in excess of $1 million paid to certain executive officers in a single year. However, until we achieve sustained profitability, the availability to us of a tax deduction for compensation expense is not material to our financial performance. Section 162(m) provides an exception for qualifying “performance-based” compensation, including compensation attributable to certain stock options. The Company expects to keep “nonperformance-based” compensation within the $1 million limit in order that all executive compensation will be fully deductible; however, the valuation of stock option and restricted stock grants in the future is uncertain and may cause nonperformance-based compensation to exceed the deductibility

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limit. Although the Compensation Committee considers the net cost to the Company in making all compensation decisions (including, for this purpose, the potential limitation on deductibility of executive compensation), there is no assurance that compensation realized with respect to any particular award will qualify as “performance-based” compensation. It is not anticipated that any executive officer’s annual compensation will exceed $1 million, and the Company has accordingly not made any plans to qualify for any compensation deductions under Section 162(m) of the Internal Revenue Code.

The components of our compensation package are as follows:

Base Salary

Base salaries for our executives are established based on the scope of their responsibilities and their prior relevant background, training, and experience, taking into account competitive market compensation paid by the companies represented in the compensation data we review for similar positions and the overall market demand for such executives. As with total executive compensation, we believe that executive base salaries should generally target the fiftieth to seventy-fifth percentile of the range of salaries for executives in similar positions and with similar responsibilities in the peer group companies represented in the compensation data we review and to be retentive of the executive.

Base salaries are reviewed annually as part of our performance management program and increased for merit reasons, based on the executive’s success in meeting or exceeding individual performance objectives and an assessment of whether significant corporate goals were achieved. The individual performance of our executive officers is based on the level of achievement of corporate goals including those related to their respective areas of responsibility as well as on core competencies such as the management and development of people, communication, leadership and the use of sound judgment in performing their responsibilities. Our corporate goals target the achievement of certain research, development and operational milestones. If necessary, we also realign base salaries with market levels for the same positions in the companies represented in the compensation data in our peer group, if we identify significant market changes in our data analysis. Additionally, we adjust base salaries as warranted for promotions or other changes in the scope or breadth of an executive’s role or responsibilities. The Compensation Committee’s recommendations as to increases in base salary in fiscal 2008 were reviewed and approved by the Board of Directors in January 2008. Merit salary increases given to our executive officers ranged from 8.4% to 15.6% of 2007 base salary and included adjustments for each executive that resulted from increasing the Company’s targeted compensation level from the fiftieth to the seventy-fifth percentile. The merit salary increase for Dr. Westphal, our Chief Executive Officer, was 15.6%, and reflected the Compensation Committee’s view of Dr. Westphal’s significant efforts and leadership across all areas of our business, as reflected in the level of achievement against our corporate goals as well as an adjustment to bring Dr. Westphal up to the Company’s targeted 75th percentile compensation level from the 50th percentile.

Annual Bonus

Our compensation program includes eligibility for an annual performance-based cash bonus in the case of all executives. An executive’s bonus payment is based principally on the achievement of the major corporate goals, with a target bonus generally set as a percentage of base salary to reward strong performance and retain employees in a competitive labor market. In fiscal 2007, our corporate goals included research, development and operational milestones. In fiscal 2007, the target bonuses for our executive officers ranged from 25% to 35% of their base salary. Underachievement or overachievement of the major corporate goals may result in lower or higher bonus payments. For all executive officers, the annual bonus is based entirely on the Board’s and Compensation Committee’s assessment that the Company achieved its corporate goals for the year. Additionally, the Board of Directors, based on a recommendation of the Compensation Committee, may increase or decrease an executive’s bonus payment because of an executive’s individual performance during a given year. For 2008, all executives, other than our Chief Executive Officer are eligible for annual performance-based cash bonuses with a target of up to 35-40% of their base salaries and our Chief Executive Officer is eligible for an annual performance-based cash bonus with a target of up to 60% of his base salary. Targets for bonus compensation were increased for 2008 based on a review of compensation data from companies in the Company’s peer group. In its discretion, the Compensation Committee may, however, award bonus payments to our executive officers above or below the target amount.

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Based on the criteria described above, the Board of Directors approved the Compensation Committee’s recommendations as to cash bonuses for certain of our executive officers in January 2008. The annual cash bonus paid to our named executive officers in January 2008 is set forth in the Summary Compensation Table following this report. The approved amounts included a bonus of $183,800 paid to Dr. Westphal, our Chief Executive Officer, which represented 135% of his target bonus or 47.2% of 2007 base salary. Dr. Westphal’s bonus was based entirely on the Board and Compensation Committee’s assessment that the Company achieved, in the aggregate, 135% of its corporate goals in 2007.

In April 2008, the Board of Directors, based upon the recommendation of the Compensation Committee, approved our 2008 corporate performance goals. The 2008 corporate performance goals include certain quantitative and qualitative operational and financial targets, clinical and research and development milestones and business development goals.

Long-Term Incentives

We believe that long-term performance is achieved through an ownership culture that encourages long-term participation by our executive officers in equity-based awards. Our Plan allows the grant to executive officers of stock options, restricted stock, and other equity-based awards. We typically make an initial equity award of stock options to new employees and annual equity grants as part of our overall compensation program. All grants of options and restricted stock to all of our employees, including executive officers, are recommended by the Compensation Committee and approved by the Board of Directors.

Initial stock option awards.  Generally, executives who join us are awarded initial stock option grants. These grants usually have an exercise price equal to the closing market value of our common stock as reported on the NASDAQ Global Market on the date of the grant and a vesting schedule of 25% on the first anniversary of the date of hire and quarterly thereafter for the next three years. The amount of the initial stock option award is determined based on the executive’s position with us and analysis of the competitive practices of the companies similar in size to us represented in the compensation data that we review. The initial stock option awards are intended to provide the executive with incentive to build value in the organization over an extended period of time. The amount of the initial stock option award is also reviewed in light of the executive’s base salary and other compensation to ensure that the executive’s total compensation is in line with our overall compensation philosophy.

Annual stock option awards.  Our practice is to make annual stock option awards as part of our overall performance management program. The Compensation Committee believes that stock options provide management with a strong link to long-term corporate performance and the creation of stockholder value. We intend that the annual aggregate value of these awards will be set near competitive levels for companies represented in our peer group. As is the case when the amounts of base salary and initial equity awards are determined, a review of all components of the executive’s compensation is conducted when determining annual equity awards to ensure that an executive’s total compensation conforms to our overall philosophy and objectives. In addition, in the fourth quarter of 2007, we undertook an analysis of our executives’ level of fully diluted ownership of the Company as a newly publicly traded company as compared to our peer group and considered the analysis in determining stock option and restricted stock awards. In January 2008, our executive officers were granted the following stock options: (a) Christoph Westphal, our President and Chief Executive Officer, was granted an option to purchase 150,000 shares; (b) Garen Bohlin, our Chief Operating Officer, was granted an option to purchase 55,000 shares; (c) Peter Elliott, our Senior Vice President, Head of Development, was granted an option to purchase 42,500 shares; and (d) Michael Jirousek, our Senior Vice President, Research was granted an option to purchase 32,500 shares. The options vest as to 25% of such shares on January 2, 2009, with the remainder of shares to vest in equal quarterly installments (rounded down to the nearest whole share except for the last installment, which shall vest as to the remaining unvested shares) over the next 12 quarters ending March 31, June 30, September 30 and December 31 following January 2, 2009.

Restricted common stock.  We have made grants of restricted common stock to our executive officers to provide additional long-term incentive to build stockholder value. Grants of restricted common stock are made in anticipation of contributions that will create value in the Company and are subject to a lapsing repurchase right by the Company over a period of time. In January 2008, the Board of Directors awarded our executive officers the

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following restricted stock awards: (a) Christoph Westphal, our President and Chief Executive Officer was awarded 150,000 shares; (b) Garen Bohlin, our Chief Operating Officer, was awarded 55,000 shares; (c) Peter Elliott, our Senior Vice President, Head of Development, was awarded 42,500 shares; and (d) Michael Jirousek, our Senior Vice President, Research was awarded 32,500 shares. The awards vest as to 20% of such shares on January 1, 2010, 30% of such shares on January 1, 2011 and 50% of such shares of January 1, 2012, provided that, the portion of the shares that would otherwise vest on January 1, 2012 will vest earlier if certain pre-defined business development or clinical goals are met.

Other Compensation

We maintain broad-based benefits and perquisites that are provided to all eligible employees, including health insurance, life and disability insurance, dental insurance, and a 401(k) plan. In particular circumstances, we also utilize cash signing bonuses when certain executives join us. Whether a signing bonus is paid and the amount thereof is determined on a case-by-case basis under the specific hiring circumstances. For example, we will consider paying signing bonuses to compensate for amounts forfeited by an executive upon terminating prior employment, to assist with relocation expenses, and/or to create additional incentive for an executive to join our Company in a position where there is high market demand.

Termination Based Compensation

Severance.  Under certain circumstances specified in their employment agreements, our executive officers are entitled to receive severance payments following termination of employment. In determining whether to approve and setting the terms of such severance arrangements, the Compensation Committee recognizes that executives, especially highly ranked executives, often face challenges securing new employment following termination. Severance for termination without cause or resignation for good reason for each of our executive officers is 12 months of base salary and a pro-rated portion of such executive officers’ targeted cash incentive bonus for that portion of the year that the executive is employed. We believe that our executive officers’ severance package is in line with severance packages offered to executive officers of the companies of similar size to us represented in the compensation data we reviewed.

Acceleration of vesting of equity-based awards.  In January of 2008 the Company reviewed compensation data from companies in its peer group and adjusted the severance payments and acceleration of equity awards upon a change of control and upon termination in connection with a change of control to be more consistent with practices of such companies. In the event of a change of control, as defined in each of the executive officer’s new employment agreements entered into in January of 2008, certain provisions allow for acceleration of equity awards. Pursuant to our Chief Executive Officer’s employment agreement, all of his unvested options and restricted stock shall immediately vest upon a change of control. For each of the other executive officers, an additional 25% of his unvested options and restricted stock shall vest upon a change of control. The remaining unvested options and restricted stock will vest if the officer is terminated without cause or he resigns for good reason within one year following the change in control. The four executive officers may also be entitled to an additional tax gross-up payment for any excise tax imposed on “excess parachute payments” under Section 4999 of the Internal Revenue Code. See “— Potential Payments and Benefits Upon Termination and Change in Control” for additional information.

Future Compensation

On April 22, 2008, Sirtris entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SmithKline Beecham Corporation, a Pennsylvania corporation (“SKB”), and Fountain Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of SKB (the “Purchaser”), pursuant to which, among other things, the Purchaser has agreed to commence a tender offer (the “Offer”) for all the outstanding shares of common stock of Sirtris at a purchase price of $22.50 per share, subject to the terms and conditions of the Merger Agreement. Provided that the tender offer results in SKB acquiring at least a majority of the outstanding shares of Sirtris’s common stock, the consummation of the Offer will be followed by the merger of the Purchaser with and into Sirtris (the “Merger”), with Sirtris surviving as an indirect wholly-owned subsidiary of SKB and GlaxoSmithKline plc (“GSK”).

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The named executive officers have entered into letter agreements with GSK (the “Letter Agreements”) and Dr. David Sinclair entered into a Research Advisory and Consulting Agreement with GSK (the “Research and Consulting Agreement”), which are effective and contingent upon the consummation of the Merger. The Letter Agreements and Research and Consulting Agreement will include details regarding salary and bonus, stock options, stock awards and health and welfare benefits. Further information relating to the compensation of the named executive officers and Dr. David Sinclair in connection with the Merger will be disclosed in the Company’s Schedule 14D-9 to be filed in connection with the tender offer.

Conclusion

Our compensation policies are designed to retain and motivate our executive officers and to ultimately reward them for outstanding individual and corporate performance.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee of our Board of Directors has reviewed and discussed the compensation discussion and analysis required by Item 402(b) of Regulation S-K with our management. Based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that the compensation discussion and analysis be included in our Annual Report on Form 10-K/A.

COMPENSATION COMMITTEE

Stephen Hoffman
Paul Friedman
Richard Aldrich

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows the compensation paid or accrued during the fiscal year ended December 31, 2007 to (1) our Chief Executive Officer, (2) our Chief Operating Officer and (3) our two most highly compensated executive officers, other than our President and Chief Executive Officer and our Chief Operating Officer.

Name and Principal			Stock		Options		Non-Equity Incentive		All Other
Position	Year	Salary ($)	Awards ($)(1)		Awards ($)(2)		Plan Compensation ($)		Compensation ($)		Total ($)

Christoph Westphal, M.D., Ph.D.	2007	$389,340	$24,361	(3)	$159,307	(5)	$183,800	(13)	$9,900	(16)	$766,708
President and Chief Executive Officer	2006	$378,000	$30,350	(4)	$57,035	(6)	$103,950	(14)	$7,650	(17)	$576,985
Garen Bohlin	2007	$298,700	—		$143,679	(7)	$93,100	(13)	$9,900	(18)	$545,379
Chief Operating Officer	2006	$290,000	—		$107,177	(8)	$58,000	(14)	$9,903	(19)	$465,080
Peter Elliott, Ph.D.	2007	$297,413	—		$28,627	(9)	$92,800	(13)	$6,848	(20)	$425,688
Senior Vice President, Head of Development	2006	$288,750	—		$13,494	(10)	$77,750	(14)	$6,957	(21)	$386,951
Michael Jirousek, Ph.D.	2007	$263,120	—		$135,605	(11)	$82,200	(13)	$9,289	(22)	$490,214
Senior Vice President, Research	2006	$86,667	—		$24,706	(12)	$140,000	(15)	$19,737	(23)	$271,110

(1)	Amount reflects the compensation cost for the year ended December 31, 2007 of the named executive officer’s awards of restricted common stock, calculated in accordance with SFAS 123(R). For purposes of this calculation, we have disregarded the estimate of forfeitures related to service-based vesting conditions. There can be no assurance that the SFAS 123(R) amounts will ever be realized by the executive. See notes 2 of “Notes to Consolidated Financial Statements” in our Annual Report on Form 10-K filed with the SEC on March 24, 2008 for a discussion of assumptions made by the Company in determining the grant date fair value and compensation costs of our equity awards.

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(2)	Amount reflects the compensation cost for the year ended December 31, 2007 of the named executive officer’s stock options, calculated in accordance with SFAS 123(R) and using a Black-Scholes valuation model for 2006 and 2007 awards, using SFAS 123 for 2005 awards and using APB No. 25 for awards prior to 2005. For purposes of this calculation, we have disregarded the estimate of forfeitures related to service-based vesting conditions. There can be no assurance that the accounting compensation costs will ever be realized by the executive. See notes 2 of “Notes to Consolidated Financial Statements” in our Annual Report on Form 10-K filed with the SEC on March 24, 2008 for a discussion of assumptions made by the Company in determining the grant date fair value and compensation costs of our stock option grants.

(3)	Represents the compensation expense incurred by us in fiscal year 2007 in connection with a grant of 380,952 shares of restricted common stock to Dr. Westphal on February 10, 2005, calculated in accordance with Accounting Principles Board Opinion No. 25.

(4)	Represents the compensation expense incurred by us in fiscal year 2006 in connection with a grant of 380,952 shares of restricted common stock to Dr. Westphal on February 10, 2005, calculated in accordance with Accounting Principles Board Opinion No. 25.

(5)	Consists of $5,075 and $154,232, representing the compensation expense in fiscal year 2007 in connection with option grants to Dr. Westphal to purchase 268,707 shares of common stock on July 27, 2005 and 355,219 shares of common stock on August 30, 2006.

(6)	Consists of $5,061 and $51,974, representing the compensation expense in fiscal year 2006 in connection with option grants to Dr. Westphal to purchase 268,707 shares of common stock on July 27, 2005 and 355,219 shares of common stock on August 30, 2006.

(7)	Consists of $116,290 and $27,389, representing the compensation expense in fiscal year 2007 in connection with option grants to Mr. Bohlin to purchase 285,714 shares of common stock on February 28, 2006 and 42,858 shares of common stock on August 30, 2006.

(8)	Consists of $97,493 and $9,685, representing the compensation expense in fiscal year 2006 in connection with option grants to Mr. Bohlin to purchase 285,714 shares of common stock on February 28, 2006 and 42,858 shares of common stock on August 30, 2006.

(9)	Consists of $4,883 and $23,744, representing the compensation expense in fiscal year 2007 in connection with option grants to Dr. Elliott to purchase 257,143 shares of common stock on September 20, 2005 and 57,143 shares of common stock on August 30, 2006.

(10)	Consists of $5,493 and $8,001, representing the compensation expense in fiscal year 2006 in connection with option grants to Dr. Elliott to purchase 257,143 shares of common stock on September 20, 2005 and 57,143 shares of common stock on August 30, 2006.

(11)	Consists of $71,231, $16,007 and $48,367, representing the compensation expense in fiscal year 2007 in connection with option grants to Dr. Jirousek to purchase 171,429 shares of common stock on August 30, 2006, 19,048 shares of common stock on December 15, 2006 and 57,143 shares of common stock on February 12, 2007.

(12)	Consists of $24,004 and $702, representing the compensation expense in fiscal year 2006 in connection with option grants to Dr. Jirousek to purchase 171,429 shares of common stock on August 30, 2006 and 19,048 shares of common stock on December 15, 2006.

(13)	Bonus amounts for performance during the fiscal year ended December 31, 2007 were approved by the Board of Directors in January 2008 and were paid in January 2008.

(14)	Bonus amounts for performance during the fiscal year ended December 31, 2006 were approved by the board of directors in December 2006 but were not paid until January 2007.

(15)	Sign on bonus paid during the fiscal year ended December 31, 2006.

(16)	Represents $900 life and disability insurance premium and $9,000 from our contribution to Dr. Westphal’s 401(k) plan.

(17)	Represents $720 group term life insurance premium and $6,930 from our contribution to Dr. Westphal’s 401(k) plan.

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(18)	Represents $900 life and disability insurance premium and $9,000 from our contribution to Mr. Bohlin’s 401(k) plan.

(19)	Represents $720 group term life insurance premium and $9,183 from our contribution to Mr. Bohlin’s 401(k) plan.

(20)	Represents $900 life and disability insurance premium and $5,948 from our contribution to Dr. Elliott’s 401(k) plan.

(21)	Represents $720 group term life insurance premium and $6,237 from our contribution to Dr. Elliott’s 401(k) plan.

(22)	Represents $518 life and disability insurance premium and $8,771 from our contribution to Dr. Jirousek’s 401(k) plan.

(23)	Represents $720 group term life insurance premium, $12,000 in temporary housing allowance and $7,017 in tax reimbursement for temporary housing allowance.

Grants of Plan-Based Awards

The following table shows information regarding grants of equity awards during the fiscal year ended December 31, 2007 held by the executive officers named in the Summary Compensation Table.

All Other Option Awards:
		Number of Securities	Exercise Price of	Grant Date Fair
		Underlying	Option Awards	Value of Option
Name	Grant Date	Options Granted (#)	($/Share)(1)	Awards ($)(2)

Christoph Westphal, M.D., Ph.D.	—	—	—	—
President and Chief Executive Officer
Garen Bohlin	—	—	—	—
Chief Operating Officer
Peter Elliott, Ph.D.	—	—	—	—
Senior Vice President, Head of Development
Michael Jirousek, Ph.D.	2/13/07	57,143	$5.99	$226,401
Senior Vice President, Research

(1)	The exercise price of the option award is the closing market value of our common stock as reported on the NASDAQ Global Market on the date of the grant.

(2)	The grant date fair value was calculated using the Black-Scholes option pricing model. In making this calculation, we used the assumptions described in Note 2 — Summary of Significant Accounting Policies — Stock-Based Compensation of the Notes to the Consolidated Financial Statements included as part of our Annual Report on Form 10-K filed with the SEC on March 24, 2008 for the fiscal year ended December 31, 2007, excluding assumptions related to forfeitures.

Fiscal Year 2007 Equity Awards

All of the stock option awards disclosed in the Grants of Plan-Based Awards Table were issued under our Plan. All options granted prior to May 23, 2007 were granted with an exercise price per share equal to the fair market value of our common stock on the date of grant, as determined by our Board of Directors. All stock option awards granted on or after May 23, 2007 were granted with an exercise price equal to the closing market value of our common stock as reported on the NASDAQ Global Market on the date of the grant. Subject to the terms of the Plan and the option agreements issued in connection with these grants, all of these options granted to our executive officers in 2007 vest as to 25% of the shares on the first anniversary of the grant date and as to an additional 6.25% of the shares on each quarterly anniversary thereafter. The vesting conditions for each of the executive officers’ stock option grants include an alternate vesting schedule following a change of control (see “Compensation Discussion and Analysis — Termination Based Compensation — Acceleration of vesting of equity-based awards”).

Annex I-16

Employment Agreements

We have entered into employment agreements with each of Christoph Westphal, M.D., Ph.D., our President and Chief Executive Officer, Garen Bohlin, our Chief Operating Officer, Peter Elliott, Ph.D., our Senior Vice President, Head of Development and Michael Jirousek, Ph.D., our Senior Vice President, Research. Termination for cause is defined in each of these employment agreements as: (i) the executive’s willful failure to perform, or gross negligence in the performance of, his duties and responsibilities to the Company and its affiliates which is not remedied within thirty (30) days of notice thereof; (ii) material breach by the executive of any material provision of the employment agreement or any other agreement with the Company or any of its affiliates which is not remedied within thirty (30) days of notice thereof; (iii) fraud, embezzlement or other dishonesty with respect to the Company and any of its affiliates, taken as a whole, which, in the case of such other dishonesty, causes or could reasonably be expected to cause material harm to the Company and any of its affiliates, taken as a whole; or (iv) his conviction of a felony.

If the executives are terminated for Cause or terminate their employment without Good Reason (as defined in their respective employment agreements), the Company’s only obligation would be to pay any unpaid salary and/or bonus and any vacation time accrued but not used as of the date of termination. In this case the Company would also have the right to repurchase any unvested restricted shares from Dr. Westphal at a price of $0.001 per share. A change of control is defined in each of these employment agreements as: (i) the acquisition of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) directly or indirectly by any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), of securities of the Company representing a majority or more of the combined voting power of the Company’s then outstanding securities, other than an acquisition of securities for investment purposes pursuant to a bona fide financing of the Company; (ii) a merger or consolidation of the Company with any other corporation in which the holders of the voting securities of the Company prior to the merger or consolidation do not own more than 50% of the total voting securities of the surviving corporation; or (iii) the sale or disposition by the Company of all or substantially all of the Company’s assets other than a sale or disposition of assets to an affiliate of the Company or a holder of securities of the Company.

Christoph Westphal, M.D., Ph.D., President and Chief Executive Officer

Under Dr. Westphal’s amended and restated employment agreement, dated January 3, 2008, he serves as our President and Chief Executive Officer. The Company also agreed that so long as Dr. Westphal continues to serve as our President and Chief Executive Officer, he will be nominated by the Board of Directors for election as a director at each annual meeting preceding which his term as director expires. Dr. Westphal’s current base salary is $450,000. This amount is subject to adjustment from time to time at the discretion of the Board of Directors or the Compensation Committee. As a condition of employment, Dr. Westphal entered into a non-competition/non-solicitation agreement pursuant to which he has agreed not to compete with Sirtris or to solicit customers or employees of Sirtris for a period of 12 months after the termination of his employment. If Dr. Westphal’s employment is terminated without cause, he terminates his employment for good reason, he becomes permanently disabled, or upon his death, he will receive the following severance benefits following his employment termination: (a) base salary for a period of 12 months and a pro rata portion (for the period from January 1 of that year to the date of termination) of the target cash bonus for the year in which he is terminated; (b) vesting in 12 months’ worth of his then unvested options and restricted stock which, by their terms, vest only based on the passage of time (disregarding any acceleration of the vesting of such options based on individual or Company performance); and (c) the premium cost of participation in our medical and/or dental plans for 12 months, subject to applicable law and plan terms.

In addition, upon consummation of a change of control, Dr. Westphal would become vested in 100% of his then unvested options and restricted stock which, by their terms, vest only based on the passage of time (disregarding any acceleration of the vesting of such options based on individual or Company performance). If, within one year following a change of control, Dr. Westphal is terminated without cause or he terminates his employment for good reason, he will receive a lump sum payment equal to the his then-current annual base salary for a period of 18 months and a pro-rata portion (for the period from January 1 of the year of termination through the date of termination) of the target cash bonus for the year in which he is terminated. Dr. Westphal will only be eligible to receive severance payments if he signs a general release of claims. Dr. Westphal may also be entitled to an additional tax gross-up

Annex I-17

payment for any excise tax imposed on “excess parachute payments” under Section 4999 of the Internal Revenue Code.

Under Dr. Westphal’s employment agreement, good reason is defined as: (i) material diminution in the nature or scope of his responsibilities, duties or authority, provided that in the absence of a Change of Control neither of the following shall constitute “Good Reason”: (x) the Company’s failure to continue his appointment or election as a director or officer of any of its affiliates or (y) any diminution in the nature or scope of his responsibilities, duties or authority that is reasonably related to a diminution of the business of the Company or any of its affiliates; (ii) any diminution in position, base salary or bonus or in the nature or scope of his responsibilities, duties or authority in anticipation of or after a Change of Control, it being specifically acknowledged that his failure to continue as Chief Executive Officer of the Company and to serve on the Board of Directors of the Company (and any parent company directly or indirectly owning or controlling 50% or more of the securities of the Company after the Change of Control) shall constitute “good reason”; (iii) a reduction in his base salary other than one temporary reduction of not more than 120 days and not in excess of 20% of the his base salary in connection with and in proportion to a general reduction of the base salaries of the Company’s executive officers; (iv) failure of the Company to provide him the salary or benefits in accordance with the employment agreement after thirty (30) days’ notice during which the Company does not cure such failure; or (v) relocation of his office more than thirty-five (35) miles from the location of the Company’s principal offices as of January 1, 2008.

Garen Bohlin, Chief Operating Officer

Under Mr. Bohlin’s amended and restated employment agreement, dated January 3, 2008, he serves as our Chief Operating Officer. Mr. Bohlin’s current annual base salary is $330,000. This amount is subject to adjustment from time to time at the discretion of the Board of Directors or the Compensation Committee. As a condition of employment, Mr. Bohlin has entered into a non-competition/non-solicitation agreement pursuant to which he has agreed not to compete with Sirtris or to solicit customers or employees of Sirtris for a period of 18 months after the termination of his employment. If Mr. Bohlin’s employment is terminated without cause, he terminates his employment for good reason, he becomes permanently disabled, or upon his death, he will receive the following severance benefits following his employment termination: (a) base salary for a period of 12 months and a pro rata portion (for the period from January 1 of that year to the date of termination) of the target cash bonus for the year in which he is terminated; (b) vesting in 12 months’ worth of his then unvested options and restricted stock which, by their terms, vest only based on the passage of time (disregarding any acceleration of the vesting of such options based on individual or Company performance); and (c) the premium cost of participation in our medical and/or dental plans for 12 months, subject to applicable law and plan terms.

In addition, upon the consummation of a change of control, Mr. Bohlin would become vested in 25% of his then unvested options and restricted stock which, by their terms, vest only based on the passage of time (disregarding any acceleration of the vesting of such options based on individual or Company performance). If, within one year following or in connection with a change of control, Mr. Bohlin is terminated without cause or he terminates his employment for good reason, he will receive (i) a lump sum payment equal to 12 months of the then current base salary and a pro-rata portion (for the period of January 1 through the date of termination) of the target cash bonus paid for the year in which he is terminated and (ii) vesting of the remainder of his unvested options and restricted stock (taking into account the amount he received upon the consummation of the change of control). Mr. Bohlin will only be eligible to receive severance payments if he signs a general release of claims. Mr. Bohlin may also be entitled to an additional tax gross-up payment for any excise tax imposed on “excess parachute payments” under Section 4999 of the Internal Revenue Code.

Under Mr. Bohlin’s employment agreement, good reason is defined as (i) material diminution in the nature or scope of his responsibilities, duties or authority, provided that in the absence of a Change of Control neither of the following shall constitute “Good Reason”: (x) the Company’s failure to continue his appointment or election as a director or officer of any of its affiliates nor (y) any diminution in the nature or scope of his responsibilities, duties or authority that is reasonably related to a diminution of the business of the Company or any of its affiliates; (ii) a reduction in his base salary other than one temporary reduction of not more than 120 days and not in excess of 20% of his base salary in connection with and in proportion to a general reduction of the base salaries of the Company’s executive officers; (iii) failure of the Company to provide him the salary or benefits in accordance with the

Annex I-18

employment agreement after thirty (30) days’ notice during which the Company does not cure such failure; or (iv) relocation of his office more than thirty-five (35) miles from the location of the Company’s principal offices as January 1, 2008.

Peter Elliott, Ph.D., Senior Vice President, Head of Development

Under Dr. Elliott’s amended and restated employment agreement, dated January 3, 2008, he serves as our Senior Vice President, Head of Development. Dr. Elliott’s current annual base salary is $322,500. This amount is subject to adjustment from time to time at the discretion of the Board of Directors or the Compensation Committee. As a condition of employment, Dr. Elliott has entered into a non-competition/non-solicitation agreement pursuant to which he has agreed not to compete with Sirtris or to solicit customers or employees of Sirtris for a period of 18 months after the termination of his employment. If Dr. Elliott’s employment is terminated without cause, he terminates his employment for good reason, he becomes permanently disabled, or upon his death, he will receive the following severance benefits following his employment termination: (a) base salary for a period of 12 months and a pro rata portion (for the period from January 1 of that year to the date of termination) of the target cash bonus for the year in which he is terminated; (b) vesting in 12 months’ worth of his then unvested options and restricted stock which, by their terms, vest only based on the passage of time (disregarding any acceleration of the vesting of such options based on individual or Company performance); and (c) the premium cost of participation in our medical and/or dental plans for 12 months, subject to applicable law and plan terms.

In addition, upon the consummation of a change of control, Dr. Elliott would become vested in 25% of his then unvested options and restricted stock which, by their terms, vest only based on the passage of time (disregarding any acceleration of the vesting of such options based on individual or Company performance). If, within one year following or in connection with a change of control, Dr. Elliott is terminated without cause or he terminates his employment for good reason, he will receive (i) a lump sum payment equal to 12 months of the then current base salary and a pro-rata portion (for the period of January 1 through the date of termination) of the target cash bonus for the year in which he is terminated and (ii) vesting of the remainder of his then remaining unvested options and restricted stock (taking into account the amount he received upon the consummation of the change of control). Dr. Elliott will only be eligible to receive severance payments if he signs a general release of claims. Dr. Elliott may also be entitled to an additional tax gross-up payment for any excise tax imposed on “excess parachute payments” under Section 4999 of the Internal Revenue Code.

Under Dr. Elliott’s employment agreement, good reason is defined as (i) material diminution in the nature or scope of his responsibilities, duties or authority, provided that in the absence of a Change of Control none of the following shall constitute “Good Reason”: (x) the Company’s failure to continue his appointment or election as a director or officer of any of its affiliates; (y) any diminution in the nature or scope of his responsibilities, duties or authority that is reasonably related to a diminution of the business of the Company or any of its affiliates; or (z) the hiring of a head of Research and Development for the Company other than the executive and any resultant change in his responsibilities, duties or authority reasonably related to such hire; (ii) a reduction in his base salary other than one temporary reduction of not more than 120 days and not in excess of 20% of his base salary in connection with and in proportion to a general reduction of the base salaries of the Company’s executive officers; (iii) failure of the Company to provide the executive the salary or benefits in accordance with the employment agreement after thirty (30) days’ notice during which the Company does not cure such failure or (iv) relocation of his office more than thirty-five (35) miles from the location of the Company’s principal offices as of January 1, 2008.

Michael Jirousek, Ph.D., Senior Vice President, Research

Under Dr. Jirousek’s amended and restated employment agreement, dated January 3, 2008, he serves as our Senior Vice President, Research. Dr. Jirousek’s current annual base salary is $290,000. This amount is subject to adjustment from time to time at the discretion of the Board of Directors or the Compensation Committee. As a condition of employment, Dr. Jirousek has entered into a non-competition/non-solicitation agreement pursuant to which he has agreed not to compete with Sirtris or to solicit customers or employees of Sirtris for a period of 18 months after the termination of his employment. If Dr. Jirousek’s employment is terminated without cause, he terminates his employment for good reason, he becomes permanently disabled, or upon his death, he will receive the following severance benefits following his employment termination: (a) base salary for a period of 12 months and a

Annex I-19

pro rata portion (for the period from January 1 of that year to the date of termination) of the target cash bonus for the year in which he is terminated; (b) vesting in 12 months’ worth of his then unvested options and restricted stock which, by their terms, vest only based on the passage of time (disregarding any acceleration of the vesting of such options based on individual or Company performance); and (c) the premium cost of participation in our medical and/or dental plans for 12 months, subject to applicable law and plan terms.

In addition, upon the consummation of a change of control, Dr. Jirousek would become vested in 25% of his then unvested options and restricted stock which, by their terms, vest only based on the passage of time (disregarding any acceleration of the vesting of such options based on individual or Company performance). If, within one year following or in connection with a change of control, Dr. Jirousek is terminated without cause or he terminates his employment for good reason, he will receive (i) a lump sum payment equal to 12 months of the then current base salary and a pro-rata portion (for the period of January 1 through the date of termination) of the target cash bonus for the year in which he is terminated and (ii) vesting of the remainder of his then remaining unvested options and restricted stock (taking into account the amount he received upon the consummation of the change of control). Dr. Jirousek will only be eligible to receive severance payments if he signs a general release of claims. Dr. Jirousek may also be entitled to an additional tax gross-up payment for any excise tax imposed on “excess parachute payments” under Section 4999 of the Internal Revenue Code.

Under Dr. Jirousek’s employment agreement, good reason is defined as (i) material diminution in the nature or scope of his responsibilities, duties or authority, provided that neither of the following shall constitute “Good Reason”: (x) the Company’s failure to continue his appointment or election as a director or officer of any of its affiliates nor (y) any diminution in the nature or scope of his responsibilities, duties or authority that is reasonably related to a diminution of the business of the Company or any of its affiliates, other than any such diminution resulting from the sale or transfer of any or all of the assets of the Company or any of its affiliates; (ii) a reduction in his base salary other than one temporary reduction of not more than 120 days and not in excess of 20% of his base salary in connection with and in proportion to a general reduction of the base salaries of the Company’s executive officers; (iii) failure of the Company to provide the executive the salary or benefits in accordance with the employment agreement after thirty (30) days’ notice during which the Company does not cure such failure; or (iv) relocation of his office more than thirty-five (35) miles from the location of the Company’s principal offices as of January 1, 2008.

Compensation Elements of the Proposed SKB Transaction

GSK entered into separate Letter Agreements with the named executive officers and a Research and Consulting Agreement with Dr. David Sinclair. The Letter Agreements, which are effective and contingent upon the consummation of the Merger, contain terms relating to the employment of the executive officers following the effective time of the Merger. The Research and Consulting Agreement, which is effective and contingent upon the consummation of the Merger, contains terms regarding Dr. Sinclair’s compensation following the effective time of the Merger. Further information relating to the compensation of the named executive officers and Dr. David Sinclair in connection with the Merger will be disclosed in the Company’s Schedule 14D-9 to be filed in connection with the tender offer.

Severance and Change in Control Arrangements

See “Employment Agreements” above for a description of the severance and change in control arrangements for Drs. Westphal, Elliott and Jirousek and Mr. Bohlin.

The Compensation Committee of our Board of Directors, as plan administrator of our Amended and Restated 2004 Incentive Plan, may provide for the assumption or substitution of some or all outstanding awards by the acquiror or survivor in the event of a covered transaction, in which there is an acquiring or surviving entity. In the absence of an assumption or substitution, each stock option will become fully exercisable prior to the covered transaction on a basis that gives the holder of the stock option a reasonable opportunity as determined by the Compensation Committee, to participate as a stockholder in the covered transaction following exercise, and the stock option will terminate upon consummation of the covered transaction. In the case of restricted stock, the Compensation Committee may require that any amounts delivered, exchanged or otherwise paid in respect of such

Annex I-20

stock in connection with the covered transaction be placed in escrow or otherwise made subject to such restrictions as the Board of Directors deems appropriate.

Immediately upon termination of employment of an employee, the unvested portion of any stock option will terminate and the balance, to the extent exercisable, will remain exercisable for the lesser of (i) a period of three months or (ii) the period ending on the latest date on which such stock option could have been exercised without regard to this provision. The plan provides exceptions for the vesting of options upon an individual’s death or if the Compensation Committee determines that the termination of employment resulted for reasons that cast discredit on the individual.

Potential Payments and Benefits Upon Termination and Change in Control

The following tables present estimates of the amounts that would have been payable to each named executive officer under our new employment agreements upon the occurrence of certain triggering events as of the end of our last fiscal year ended December 31, 2007 (assuming the new agreements, each dated January 3, 2008, had been in effect on such date). The closing price of the Company’s stock on the NASDAQ Global Market as of December 31, 2007, was $13.69, which was used as the value of the Company’s stock in the change in control. The value of the option vesting acceleration was calculated by multiplying the number of unvested option shares subject to vesting acceleration as of December 31, 2007 by the difference between the closing price of the Company’s stock as of December 31, 2007 and the exercise price for such unvested option shares. The value of the restricted stock vesting acceleration was calculated by multiplying the number of unvested shares of restricted stock subject to vesting acceleration as of December 31, 2007 by the closing price of the Company’s stock as of December 31, 2007.

Christoph Westphal, M.D., Ph.D., President and Chief Executive Officer

The following table describes the potential payments and benefits upon employment termination for Christoph Westphal, our President and Chief Executive Officer, as if his employment terminated as of December 31, 2007, the last business day of our last fiscal year (assuming his new employment agreement, dated January 3, 2008, was in effect on such date).

					Termination not
					for Cause or
					Resignation for
	Termination not				Good Reason in
	for Cause,		Upon		Connection with
	Resignation for		Consummation		or Following a
	Good Reason,		of a Change		Change
	Death or Disability		in Control		of Control

Base salary and Bonus	$720,000	(1)	$—		$945,000	(7)
Benefits	$33,589	(2)	$—		$33,589	(2)
Number of Stock Options	143,421	(3)	393,175	(5)	—
Value	$1,851,351		$5,030,014		$—
Number of Shares of Vested Stock Received	76,190	(4)	76,190	(6)	—
Value	$1,042,279		$1,042,279		$—
Tax Gross Up Payment					$727,790	(8)
Total	$3,647,219		$6,072,293		$1,706,379

(1)	Last monthly base salary prior to the termination for a period of 12 months following the date of termination plus the pro rata portion of his bonus from the period of January 1, 2007 to December 31, 2007.

(2)	Payment of premium cost of participation in our health and/or dental insurance plans for 12 months and 10 vacation days available to Dr. Westphal at December 31, 2007.

(3)	Acceleration of 12 months’ worth of Dr. Westphal’s then unvested options.

(4)	Acceleration of 12 months’ worth of Dr. Westphal’s then unvested restricted stock.

(5)	Acceleration of 100% of Dr. Westphal’s then unvested options.

(6)	Acceleration of 100% of Dr. Wespthal’s then unvested restricted stock.

Annex I-21

(7)	Last monthly base salary prior to the termination for a period of 18 months following the date of termination plus the pro rata portion of his bonus from the period of January 1, 2007 to December 31, 2007.

(8)	The estimated gross-up amount shown above reflects the terms of the employment agreement entered into between Christoph Westphal and the Company, dated January 3, 2008 but is otherwise based on relevant entitlements in effect on December 31, 2007 and assumes a cash-out of Dr. Westphal’s equity awards in the change in control.

Garen Bohlin, Chief Operating Officer

The following table describes the potential payments and benefits upon employment termination for Garen Bohlin, the Company’s Chief Operating Officer, as if his employment terminated as of December 31, 2007, the last business day of our last fiscal year (assuming his new employment agreement, dated January 3, 2008, was in effect on such date).

					Termination not for Cause or
	Termination not for				Resignation for Good Reason
	Cause, Resignation		Upon Consummation		in Connection with
	for Good Reason, Death or		of a Change		or Following a Change
	Disability		in Control		of Control

Base salary and Bonus	$462,000	(1)	$—		$462,000	(1)
Benefits	$20,949	(2)	$—		$20,949	(2)
Number of Stock Options	82,144	(3)	47,546	(4)	190,181	(5)
Value	$1,056,336		$611,060		$2,444,200
Tax Gross Up Payment					$291,366	(6)
Total	$1,539,285		$611,060		$3,218,515

(1)	Last monthly base salary prior to the termination for a period of 12 months following the date of termination plus the pro rata portion of his bonus from the period of January 1, 2007 to December 31, 2007.

(2)	Payment of premium cost of participation in our health and/or dental insurance plans for 12 months and 8 vacation days available to Mr. Bohlin at December 31, 2007.

(3)	Acceleration of 12 months’ worth of Mr. Bohlin’s then unvested options.

(4)	Acceleration of 25% of Mr. Bohlin’s then unvested options.

(5)	Acceleration of 100% of Mr. Bohlin’s then unvested options.

(6)	The estimated gross-up amount shown above reflects the terms of the employment agreement entered into between Garen Bohlin and the Company, dated January 3, 2008 but is otherwise based on relevant entitlements in effect on December 31, 2007 and assumes a cash-out of Mr. Bohlin’s equity awards in the change in control.

Peter Elliott, Ph.D., Senior Vice President, Head of Development

The following table describes the potential payments and benefits upon employment termination for Peter Elliott, the Company’s Senior Vice President, Head of Development, as if his employment terminated as of December 31, 2007, the last business day of our last fiscal year (assuming his new employment agreement, dated January 3, 2008, was in effect on such date).

					Termination not for Cause or
	Termination not for				Resignation for Good Reason
	Cause, Resignation				in Connection with
	for Good Reason, Death or		Upon Consummation of		or Following a Change
	Disability		a Change in Control		of Control

Base salary and Bonus	$435,375	(1)	$—		$435,375	(1)
Benefits	$24,013	(2)	$—		$24,013	(2)
Number of Stock Options	73,810	(3)	35,864	(4)	143,454	(5)
Value	$969,744		$469,236		$1,876,919
Total	$1,429,132		$469,236		$2,336,307

Annex I-22

(1)	Last monthly base salary prior to the termination for a period of 12 months following the date of termination plus the pro rata portion of his bonus from the period of January 1, 2007 to December 31, 2007.

(2)	Payment of premium cost of participation in our health and/or dental insurance plans for 12 months and 10 vacation days available to Dr. Elliott at December 31, 2007.

(3)	Acceleration of 12 months’ worth of Dr. Elliott’s then unvested options.

(4)	Acceleration of 25% of Dr. Elliott’s then unvested options.

(5)	Acceleration of 100% of Dr. Elliott’s then unvested options.

Michael Jirousek, Ph.D., Senior Vice President, Research

The following table describes the potential payments and benefits upon employment termination for Michael Jirousek, the Company’s Senior Vice President, Research, as if his employment terminated as of December 31, 2007, the last business day of our last fiscal year (assuming his new employment agreement, dated January 3, 2008, was in effect on such date).

					Termination not for Cause or
	Termination not for				Resignation for Good Reason
	Cause, Resignation				in Connection with
	for Good Reason, Death or		Upon Consummation of		or Following a Change
	Disability		a Change in Control		of Control

Base salary and Bonus	$391,500	(1)	$—		$391,500	(1)
Benefits	$21,266	(2)	$—		$21,266	(2)
Number of Stock Options	72,618	(3)	47,323	(4)	189,287	(5)
Value	$782,253		$518,615		$2,074,408
Total	$1,195,019		$518,615		$2,487,174

(1)	Last monthly base salary prior to the termination for a period of 12 months following the date of termination plus the pro rata portion of his bonus from the period of January 1, 2007 to December 31, 2007.

(2)	Payment of premium cost of participation in our health and/or dental insurance plans for 12 months and 17 vacation days available to Dr. Jirousek at December 31, 2007.

(3)	Acceleration of 12 months’ worth of Dr. Jirousek’s then unvested options.

(4)	Acceleration of 25% of Dr. Jirousek’s then unvested options.

(5)	Acceleration of 100% of Dr. Jirousek’s then unvested options.

Annex I-23

Outstanding Equity Awards at Fiscal Year-End

The following table shows grants of stock options and grants of unvested stock awards outstanding on December 31, 2007, the last day of our fiscal year, to each of the executive officers named in the Summary Compensation Table.

	Option Awards
	Number of	Number of				Stock Awards
	Securities	Securities				Number of		Market Value
	Underlying	Underlying				Shares or		of Shares of
	Unexercised	Unexercised		Exercise		Units of Stock		Units That
	Options (#)	Options (#)		Price	Expiration	That Have not		Have not
Name	Exercisable	Unexercisable		($/Share)	Date	Vested (#)		Vested ($)(1)

Christoph Westphal, M.D., Ph.D.	67,176	117,560	(2)	$0.42	7/15/2015	76,190	(11)	1,043,041
President and Chief Executive Officer	79,604	275,615	(3)	$1.10	8/30/2016
Garen Bohlin,	124,999	160,715	(4)	$0.79	2/28/2016
Chief Operating Officer	13,392	29,466	(5)	$1.10	8/30/2016
Peter Elliott, Ph.D.,	59,523	104,167	(6)	$0.42	9/20/2015
Senior Vice President,	17,856	39,287	(7)	$1.10	8/30/2016
Head of Development
Michael Jirousek, Ph.D.,	53,571	117,858	(8)	$1.10	8/30/2016
Senior Vice President,	4,762	14,286	(9)	$3.15	12/15/2016
Research	—	57,143	(10)	$5.99	2/13/2017

(1)	The market value of the stock award is determined by multiplying the number of shares times $13.69, the closing price of our common stock on December 31, 2007.

(2)	The option vests as to 25% of the shares on July 27, 2006 and as to an additional 6.25% of the shares on each of the next 12 quarterly anniversary dates thereafter.

(3)	The option vests as to 17.93% of the shares on August 30, 2007, approximately 4.5% of the shares on each of the next 4 quarterly anniversary dates thereafter until August 30, 2008, approximately 8% of the shares on each of the next 4 quarterly anniversary dates thereafter until August 30, 2009, and approximately 8% of the shares on each of the next 4 quarterly anniversary dates thereafter until August 30, 2010.

(4)	The option vests as to 25% of the shares on January 1, 2007 and as to an additional 6.25% of the shares on each of the next 12 quarterly anniversary dates thereafter.

(5)	The option vests as to 25% of the shares on August 30, 2007 and as to an additional 6.25% of the shares on each of the next 12 quarterly anniversary dates thereafter.

(6)	The option vests as to 25% of the shares on September 20, 2006 and as to an additional 6.25% of the shares on each of the next 12 quarterly anniversary dates thereafter.

(7)	The option vests as to 25% of the shares on August 30, 2007 and as to an additional 6.25% of the shares on each of the next 12 quarterly anniversary dates thereafter.

(8)	The option vests as to 25% of the shares on August 30, 2007 and as to an additional 6.25% of the shares on each of the next 12 quarterly anniversary dates thereafter.

(9)	The option vests as to 25% of the shares on December 15, 2007 and as to an additional 6.25% of the shares on each of the next 12 quarterly anniversary dates thereafter.

(10)	The option vests as to 25% of the shares on December 15, 2007 and as to an additional 6.25% of the shares on each of the next 12 quarterly anniversary dates thereafter.

(11)	The stock award vests as to 25% on February 13, 2008 and as to an additional 6.25% of the shares on each of the next 12 quarterly anniversary dates thereafter.

Annex I-24

Option Exercises and Stock Vested

The following table presents certain information concerning the exercise of options and the vesting of shares of restricted stock held by named executive officers during the fiscal year ended December 31, 2007.

	Option Awards		Stock Awards
	Number of Shares		Number of Shares
	Acquired on Exercise	Value Realized on	Acquired on Vesting	Value Realized on
Name	(#)	Exercise ($)	(#)	Vesting ($)

Christoph Westphal, M.D., Ph.D. President and Chief Executive Officer	83,971	885,054	76,190	1,043,041

Pension Benefits

We do not have any qualified or non-qualified defined benefit plans.

Nonqualified Defined Contribution Plan

We do not have any nonqualified defined contribution plans.

DIRECTOR COMPENSATION

We provide cash compensation to our directors for their services as members of the Board of Directors and Board committees as well as for attendance at Board of Directors or committee meetings. Also, our directors are reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the Board and its committees. Under our Plan, directors are eligible to receive stock option grants at the discretion of the Compensation Committee and restricted stock awards.

The following table sets forth a summary of the compensation earned by our directors and/or paid to certain of our directors pursuant to certain agreements we have with them in 2007, other than Dr. Westphal.

	Fees Earned			All Other
	or Paid in	Option Awards		Compensation
Name	Cash ($)	($)(1)		($)	Total ($)

Richard Aldrich	$17,549	$25,669	(6)	$—	$43,218
Jeffrey Capello	$—	$—		$—	$—
John Clarke	$13,791	$24,469	(7)	$—	$38,260
Alan Crane(2)	$11,033	$24,469	(7)	$—	$35,502
John Freund, M.D.(3)	$16,549	$24,469	(7)	$—	$41,018
Stephen Hoffman, Ph.D., M.D.	$17,549	$24,469	(7)	$—	$42,018
Wilfred Jaeger, M.D.(4)	$—	$2,477	(8)	$—	$2,477
Stephen Kraus(5)	$—	$2,477	(8)	$—	$2,477
Richard Pops	$14,791	$25,669	(9)	$—	$40,460
Paul Schimmel, Ph.D.	$25,291	$24,862	(10)	$—	$50,153
David Sinclair, Ph.D.	$137,500	$942,438	(11)	$—	$1,079,938

(1)	Amount reflects the compensation cost for the year ended December 31, 2007 of the director’s awards of restricted common stock, calculated in accordance with SFAS 123(R). For purposes of this calculation, we have disregarded the estimate of forfeitures related to service-based vesting conditions. There can be no assurance that the SFAS 123(R) amounts will ever be realized by the director. See notes 2 of “Notes to Consolidated Financial Statements” in our Annual Report on Form 10-K filed with the SEC on March 24, 2008 for a discussion of assumptions made by the Company in determining the grant date fair value and compensation costs of our equity awards.

(2)	Mr. Crane resigned from our Board of Directors effective January 2, 2008.

(3)	Dr. Freund resigned from our Board of Directors effective January 2, 2008.

Annex I-25

(4)	Dr. Jaeger resigned from our Board of Directors concurrently with the completion of our initial public offering.

(5)	Mr. Kraus resigned from our Board of Directors concurrently with the completion of our initial public offering.

(6)	As of December 31, 2007, Mr. Aldrich held options to purchase an aggregate of 62,143 shares of our common stock, 12,499 shares of which were vested as of December 31, 2007.

(7)	As of December 31, 2007, Mr. Clarke, Dr. Freund and Dr. Hoffman each held options to purchase an aggregate of 22,857 shares of our common stock, none of which were vested as of December 31, 2007.

(8)	As of December 31, 2007, Dr. Jaeger and Mr Kraus did not hold any options to purchase shares of our common stock.

(9)	As of December 31, 2007, Mr. Pops held options to purchase an aggregate of 89,524 shares of our common stock, 39,880 shares of which were vested as of December 31, 2007.

(10)	As of December 31, 2007, Dr. Schimmel held options to purchase an aggregate of 43,691 shares of our common stock, no shares of which were vested as of December 31, 2007.

(11)	As of December 31, 2007, Dr. Sinclair held options to purchase an aggregate of 920,907 shares of our common stock, 451,542 shares of which were vested as of December 31, 2007.

Director Compensation Policy

Upon completion of our initial public offering, we instituted a Director Compensation Policy which outlines how members of the Board of Directors are compensated for his or her services. Each non-employee director received an option to purchase 22,857 shares of our common stock upon his or her initial appointment to our Board of Directors. These options vest as to one third of such grant on each of the first three anniversaries of the grant date, subject to the non-employee director’s continued service as a director. Each non-employee director stock option will terminate on the earlier of ten years from the date of grant and twelve months after the recipient ceases to serve as a director. The exercise price of these options is equal to the closing market value of our common stock as reported on the NASDAQ Global Market on the date of the grant.

Under this policy each non-employee director is compensated on an annual basis for providing services to us. Each non-employee director receives cash compensation as follows:

•	$20,000 cash paid in quarterly installments;

•	$2,000 per Board meeting attended in person;

•	$600 per Board meeting attended telephonically;

•	$5,000 cash paid in quarterly installments for membership on the Compensation, Audit, or Nominating and Governance Committee; and

•	$1,000 for each committee meeting attended.

In addition, each of these directors is eligible to receive an annual grant of options to purchase 15,238 shares of common stock, and these options will vest upon each director’s re-election to the Board or upon the conclusion of our annual meeting that follows the grant. The chairperson of each of the Compensation Committee, Audit Committee and Nominating and Governance Committee of the Board each received an additional annual grant of options to purchase 5,714 shares of common stock, and, if the Board appointed a Board chairperson or lead director, the director serving in that capacity would receive an additional annual grant of options to purchase 7,619 shares of common stock.

Scientific Advisory Board Arrangement with Dr. Paul Schimmel

We have an informal arrangement with Dr. Schimmel pursuant to which Dr. Schimmel provides consulting services for 3/4th of a day per month. We agreed to pay Dr. Schimmel $18,000 per year in monthly installments of $1,500, for providing scientific advisory board services and to reimburse his reasonable and necessary expenses incurred in performing services for us. Dr. Schimmel was issued 76,191 shares of restricted stock in August 2004.

Annex I-26

The vesting schedule is as follows: 25% of the shares on the date of issuance and the remainder of the shares in equal installments over the next 48 months. During 2007, Dr. Schimmel was paid $18,000 per this Scientific Advisory Board Arrangement. The arrangement may be terminated by either party at any time by giving notice to the other. Dr. Schimmel has not signed our standard form of confidentiality, non-competition and proprietary information agreement.

Consulting Agreement with Dr. David Sinclair

In May 2004, we entered into a consulting agreement with Dr. Sinclair pursuant to which Dr. Sinclair provides consulting services for 20% of his time. Under the agreement, we agreed to pay Dr. Sinclair $36,000 per year payable in monthly installments. Pursuant to the agreement, Dr. Sinclair agreed not to provide consulting services or enter into consulting agreements with any third parties without our prior written consent. In April 2005, the agreement was amended to increase his compensation to $150,000 per year. Under these agreements, Dr. Sinclair was paid $150,000 in 2007. The 2005 agreement had an initial term of one year and expired on February 28, 2006. It provided for extensions upon mutual agreement between him and us. In early 2006, both parties agreed to extend the agreement until February 28, 2007, in early 2007, both parties agreed to extend the agreement until February 29, 2008 and in early 2008, both parties agreed to extend the agreement until February 28, 2009. This agreement may be terminated by either party at any time, with or without cause, upon 60 days advance written notice to the other party. Dr. Sinclair has signed our non-solicitation, non-disclosure and proprietary information assignment agreement in which he has agreed not to compete with us or to solicit our customers or employees for a period of 18 months after the termination of his agreement.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the Board of Directors or Compensation Committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our Board of Directors or Compensation Committee. None of the current members of our Compensation Committee has ever been our employee.

Annex I-27

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following sets forth information as of April 14, 2008 with respect to the beneficial ownership of our common stock, (i) by each person known to us to own beneficially more than five percent of our outstanding common stock, (ii) by each executive officer and each current director, and (iii) by all officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of April 14, 2008, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 29,265,413 shares of common stock outstanding on April 14, 2008.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders.

	Number of Shares	Percentage of
	of Common Stock	Shares Beneficially
Name and Address of Beneficial Owner**	Beneficially Owned	Owned

5% Stockholders
FMR, L.L.C.(1)	3,730,925	12.8%
John W. Henry Trust dated July 20, 1990(2)	2,267,573	7.75%
Funds managed by Polaris(3)	2,245,342	7.67%
CHP II, L.P.(4)	2,073,469	7.09%
Directors and Named Executive Officers
Christoph Westphal, M.D., Ph.D.(5)	804,942	2.75%
Garen Bohlin(6)	234,462	* %
Peter Elliott, Ph.D.(7)	253,070	* %
Michael Jirousek, Ph.D.(8)	94,307	* %
Richard Aldrich(9)	112,975	* %
Jeffrey Capello	—	—%
John Clarke(10)	2,081,088	7.11%
Paul Friedman	—	—%
Stephen Hoffman, Ph.D., M.D.(11)	1,313,082	4.49%
Richard Pops(12)	74,880	* %
Paul Schimmel, Ph.D.(13)	354,090	1.21%
David Sinclair, Ph.D.(14)	289,142	* %
All current executive officers and directors as a group (12 persons)(15)	5,612,038	18.66%

*	Indicates beneficial ownership of less than one percent.

**	The address of the directors and named executive officers is Sirtris Pharmaceuticals, Inc., 200 Technology Square, Cambridge, MA 02139.

(1)	The address for FMR L.L.C. (FMR) is 82 Devonshire Street, Boston, MA 02109. The number of shares beneficially owned by FMR is as of December 31, 2007, as disclosed in a Schedule 13G filed with the SEC.

(2)	The address for John W. Henry Trust dated July 20, 1990 is c/o John W. Henry & Company, Inc., 301 Yamato Road, Suite 2200, Boca Raton, FL 33431. John W. Henry is the sole beneficiary of the John W. Henry Trust dated July 27, 1990.

Annex I-28

(3)	The address for Polaris is 1000 Winter Street Waltham, MA 02457. Consists of 2,208,485 shares held by Polaris Venture Partners IV, L.P. and 36,857 shares held by Polaris Venture Partners Entrepreneurs’ Fund, L.P. Polaris Venture Management Co. IV, L.L.C. is the general partner of Polaris Venture Partners IV, L.P. and may be deemed to have sole voting and dispositive power with respect to the shares held by Polaris Venture Partners IV, L.P.

(4)	The address for CHP II, L.P. is 600 Alexander Park, Suite 204, Princeton, NJ 08540. The voting and investment power over the shares held by CHP II, L.P. is shared among John Clarke, Brandon H. Hull, Lisa Skeete Tatum, and John J. Park. Mr. Clarke disclaims beneficial ownership of the shares held by CHP II, L.P., except to the extent of his pecuniary interest therein.

(5)	Consists of 562,257 shares and 212,209 shares of common stock underlying options exercisable within 60 days of April 14, 2008, in addition to 30,476 shares over which Dr. Westphal may be deemed to have voting and dispositive power due to his position as trustee of the trusts that hold the shares. Dr. Westphal disclaims beneficial ownership of the shares held by such trusts.

(6)	Consists of 55,000 shares and 179,462 shares of common stock underlying options exercisable within 60 days of April 14, 2008.

(7)	Consists of 138,786 shares of common stock and 114,284 shares of common stock underlying options exercisable within 60 days of April 14, 2008.

(8)	Consists of 32,500 shares of common stock and 61,807 shares of common stock underlying options exercisable within 60 days of April 14, 2008.

(9)	Consists of 46,429 shares of common stock and 28,451 shares of common stock underlying options exercisable within 60 days of April 14, 2008. Additionally, consists of 38,095 shares held by RA Capital Associates. Richard Aldrich is Chairman of RA Capital Management, LLC, which is affiliated with RA Capital Associates. Mr. Aldrich disclaims beneficial ownership of shares held by RA Capital Associates, except to the extent of his pecuniary interest therein.

(10)	Consists of 2,073,470 shares held by CHP II, L.P. and 7,619 shares of common stock underlying options exercisable within 60 days of April 14, 2008. Mr. Clarke shares voting and investment power over the shares held by CHP II, L.P. and disclaims beneficial ownership of all shares except to the extent of his pecuniary interest therein.

(11)	Consists of 1,268,341 shares held by Skyline Venture Partners Qualified Purchaser Fund III, L.P., 31,579 shares held by Skyline Venture Partners III, L.P. and 5,543 shares held by Skyline Venture Management III, L.L.C. and 7,619 shares of common stock underlying options exercisable within 60 days of April 14, 2008. Dr. Hoffman is a Managing Director of Skyline Ventures and thereby influences control over these shares. Dr. Hoffman disclaims beneficial ownership of all shares.

(12)	Consists of 19,048 shares of common stock and 55,832 shares of common stock underlying options exercisable within 60 days of April 14, 2008.

(13)	Consists of 73,853 shares of common stock held by Paul Schimmel individually, 76,190 shares held jointly with Judith Schimmel, 190,476 shares held by Paul Schimmel Prototype PSP, of which Paul Schimmel is trustee, and 13,571 shares of common stock underlying options exercisable within 60 days of April 14, 2008.

(14)	Consists of 152,834 shares of common stock and 136,308 shares of common stock underlying options exercisable within 60 days of April 14, 2008.

(15)	See footnotes 5-14 above.

Annex I-29

Securities Authorized For Issuance Under Equity Compensation Plan

Number of Securities
Remaining Available for
	Number of Securities	Weighted Average	Future Issuance Under
	to be Issued Upon	Exercise Price of	Equity Compensation
	Exercise of	Outstanding	Plan (Excluding
	Outstanding Options,	Options, Warrants	Securities Reflected in
Plan Category	Warrants or Rights(1)	or Rights	Column (a))(1)(2)
	(a)	(b)	(c)

Equity compensation plans approved by security holders	3,199,840	$1.93	404,445
Equity compensation plans not approved by security holders	—	—	—
Total	3,199,840	$1.93	404,445

(1)	As of December 31, 2007.

(2)	Our 2004 Stock Option Plan (the “Plan”) includes an “evergreen provision” that allows for an annual increase in the number of shares of common stock available for issuance under the Plan. The annual increase will be added on the first day of each fiscal year from 2008 through 2013, inclusive, and will be equal to the lesser of (i) 1,904,762 shares; (ii) 3.5% of the number of then-outstanding shares of stock; or (iii) a number as determined by the board of directors. Under this provision, the number of shares of common stock available for issuance under the Plan increased by 1,006,545 shares on January 1, 2008.

Certain Relationships and Related Transactions and Director Independence

Since January 1, 2007, we have engaged in the following transactions with our directors, officers, and holders of more than five percent of our voting securities and their affiliates.

Stock issuances

Issuance of Series C-1 redeemable convertible preferred stock

On January 23, 2007 and February 1, 2007, we sold an aggregate of 21,389,880 shares of our Series C-1 redeemable convertible preferred stock at a price per share of $1.68 for an aggregate gross purchase price of approximately $35.9 million. Of these shares, an aggregate of 15,520,833 shares were sold to the directors, officers, and five percent stockholders and each of their respective affiliates set forth in the table below. All shares of our Series C-1 redeemable convertible preferred stock were automatically converted into 4,074,260 shares of our common stock upon the completion of our initial public offering in May 2007.

		Series C-1
Name	Relationship	Preferred Stock	Purchase Price

John W. Henry Trust dated July 27, 1990	5% Stockholder	11,904,762	$20,000,000
TVM V Life Science Ventures GmbH & Co. KG(1)	5% Stockholder	1,785,714	3,000,000
Funds managed by Skyline Venture Management(2)	5% Stockholder	1,190,476	2,000,000
Funds managed by Three Arch Management(3)	5% Stockholder	595,238	1,000,000
David Sinclair	Director	14,881	25,000
Christoph Westphal	Officer and Director	14,881	25,000
Peter Elliott	Officer	14,881	25,000
TOTAL		15,520,833	$26,075,000

(1)	TVM V Life Science Ventures Management GmbH & Co. KG is the Managing Limited Partner and investment committee of TVM V Life Science Ventures GmbH & Co. KG. Stephen Hoffman, one of our directors, was was a senior advisor to TVM V Life Science Ventures Management GmbH & Co. KG.

Annex I-30

(2)	Consists of 1,161,556 shares held by Skyline Venture Partners Qualified Purchaser Fund III, L.P. and 28,920 shares held by Skyline Venture Partners III, L.P. Skyline Venture Management III, LLC is the general partner of Skyline Venture Partners Qualified Purchaser Fund III, L.P. and Skyline Venture Partners III, L.P. John Freund, a former director, and Stephen Hoffman, a current director, are both Managing Directors of Skyline Venture Management III, LLC.

(3)	Consists of 582,379 shares held by Three Arch Partners IV, L.P. and 12,859 shares held by Three Arch Associates IV, L.P. Three Arch Management IV, LLC, is the General Partner for Three Arch Partners IV, LP and Three Arch Associates IV, LP. Wilfred Jaeger, a former director, is a member of Three Arch Management IV, LLC.

Registration rights

Certain directors, officers, stockholders and warrant holders are entitled to require us to register their shares or participate in a registration of shares by us under the Securities Act. These rights are provided under the terms of various agreements between us and the holders of these shares and warrants. These holders include the following directors, officers, and holders of more than five percent of our voting securities and their affiliates:

		Number of
Name	Relationship	Registrable Shares

John W. Henry Trust dated July 27, 1990(1)	5% Stockholder	2,267,573
Funds managed by Polaris Venture Partners(2)	5% Stockholder	2,245,342
TVM V Life Science Ventures GmbH & Co. KG(3)	5% Stockholder	2,577,438
CHP II, L.P.(4)	5% Stockholder	2,073,469
Funds managed by Skyline Venture Management(3)	5% Stockholder	1,846,145
Funds managed by Three Arch Management(3)	5% Stockholder	1,672,902
Paul Schimmel(5)	Director	354,090
David Sinclair	Director	289,142
Christoph Westphal	Officer and Director	804,942
Peter Elliott	Officer	253,070
TOTAL		14,384,113

(1)	John W. Henry is the sole beneficiary of the John W. Henry Trust dated July 27, 1990.

(2)	Consists of 2,208,485 shares held by Polaris Venture Partners IV, L.P. and 36,587 shares held by Polaris Venture Partners Entrepreneurs’ Fund IV, L.P. Alan Crane, a former director, is a Venture Partner at Polaris Venture Partners.

(3)	Based on the publicly available filings, TMV Life Science Ventures Management GmbH & Co. KG, funds managed by Skyline Venture Management and funds managed by Three Arch Management are not currently five percent holders of our securities. As of January 23, 2007, the date of the Fourth Amended and Restated Registration Rights Agreement among certain investors and us, each entity held more than five percent of our securities. The number of registrable shares listed for these parties in the table above is as of January 23, 2007.

(4)	CHP II Management, LLC is the sole General Partner of CHP II, L.P. John Clarke, one of our directors, is a managing member of CHP II Management, LLC.

(5)	Consists of 73,853 shares of common stock held by Paul Schimmel individually, 76,190 shares held jointly with Judith Schimmel, 190,476 shares held by Paul Schimmel Prototype PSP, of which Paul Schimmel is trustee and 13,571 shares of common stock underlying options exercisable within 60 days of April 14, 2008.

Annex I-31

Indemnification agreements

We have entered into indemnification agreements with each of our current directors to give such directors additional contractual assurances regarding the scope of the indemnification set forth in the Company’s certificate of incorporation and bylaws and to provide additional procedural protections.

Employment agreements

We have entered into employment agreements with our executive officers. For a detailed description of these employment agreements, see “Executive Compensation — Employment Agreements.”

Director and executive officer compensation

Please see “Director Compensation” for a discussion of options granted and payments made to our non-employee directors. Please see “Executive Compensation — Summary Compensation Table”, “Executive Compensation — Grants of Plan-Based Awards Table” and “Compensation Discussion & Analysis — Long-Term Incentives” for additional information regarding compensation of our executive officers.

Review and approval of related party transactions

The Nominating and Corporate Governance Committee reviews and approves transactions with directors, officers, and holders of more than five percent of our voting securities and their affiliates, or each, a related party in consultation with the Chief Executive Officer and Chief Operating Officer. Prior to consideration of a transaction with a related party, the material facts as to the related party’s relationship or interest in the transaction are disclosed to the Committee, and the transaction is not considered approved by the Committee unless a majority of the directors who are not interested in the transaction approve the transaction. All related party considerations and decisions are documented in the Nominating and Corporate and Governance Committee minutes.

Principal Accounting Fees and Services

The firm of Ernst & Young LLP, independent auditors, has been selected by the Audit Committee as auditors for Sirtris for the fiscal year ending December 31, 2008. Ernst & Young LLP acted as independent auditors for Sirtris for the year ended December 31, 2007.

The following table shows information about fees paid by Sirtris to Ernst & Young LLP during the fiscal years ended December 31, 2007 and 2006.

		Percentage of 2007		Percentage of 2006
	Fiscal Year	Services Approved by	Fiscal Year	Services Approved by
	2007	Audit Committee(1)	2006	Audit Committee(1)

Audit fees(2)	$623,000	100%	$38,000	0%
Audit-related fees	$—	100%	$—	0%
Tax fees	$—	100%	$—	0%
All other fees	$—	100%	$—	0%
Total fees	$623,000	100%	$38,000	0%

(1)	The Company went public on May 29, 2007 and did not perform Audit Committee pre-approval processes for services provided by independent auditors before that time.

(2)	Audit fees in 2007 include fees in the amount of $450,000 for the Company’s registration statement on Form S-1, related comfort letters, consents and responding to SEC comment letters.

The Audit Committee’s policy is to approve all audit and non-audit services provided by our independent auditor prior to the commencement of the services using a combination of pre-approvals for certain engagements up to predetermined dollar thresholds in accordance with the pre-approval policy and specific approvals for certain engagements on a case-by-case basis. The Audit Committee has delegated authority to the Chairman to pre-approve between committee meetings services that have not already been pre-approved by the committee. The Chairman is required to report any such pre-approval decisions to the full committee at its next scheduled meeting.

Annex I-32

AUDIT COMMITTEE REPORT

The Audit Committee has reviewed the Company’s audited financial statements for the fiscal year ended December 31, 2007 and has discussed these statements with management and Ernst & Young LLP, the Company’s independent registered public accounting firm. The Company’s management is responsible for the preparation of the Company’s financial statements and for maintaining an adequate system of disclosure controls and procedures and internal control over financial reporting for that purpose. Ernst & Young LLP is responsible for expressing an opinion on the conformity of the audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards. The Audit Committee is responsible for providing independent, objective oversight of the Company’s accounting functions and internal controls.

The Audit Committee also received from, and discussed with, Ernst & Young LLP the written disclosures and other communications that the Company’s independent registered public accounting firm is required to provide to the Audit Committee, including the matters required to be discussed by Statement on Auditing Standards 61 (Communication with Audit Committees), which we refer to as SAS 61. SAS 61 (as codified in AU Section 380 of the Codification of Statements on Auditing Standards) requires our independent registered public accounting firm to discuss with the Audit Committee, among other things, the following:

•	methods to account for significant unusual transactions;

•	the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;

•	the process used by management in formulating particularly sensitive accounting estimates and the basis for the independent registered public accounting firm’s conclusions regarding the reasonableness of those estimates; and

•	disagreements with management regarding financial accounting and reporting matters and audit procedures.

Ernst & Young LLP also provided the Audit Committee with the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). Independence Standards Board Standard No. 1 requires independent registered public accounting firms annually to disclose in writing all relationships that in their professional opinion may reasonably be thought to bear on independence, to confirm their perceived independence and engage in a discussion of independence. The Audit Committee has reviewed this disclosure and has discussed with Ernst & Young their independence from Sirtris.

Based on its discussions with management and our independent registered public accounting firm, and its review of the representations and information provided by management and our independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, for filing with the Securities and Exchange Commission.

Respectfully submitted by the
Audit Committee,

Jeffrey Capello
John Clarke
Paul Schimmel

Annex I-33

Annex II

April 21, 2008

The Board of Directors
Sirtris Pharmaceuticals, Inc.
200 Technology Square
Cambridge, Massachusetts 02139

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the “Company Common Stock”), of Sirtris Pharmaceuticals, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to a draft of the Agreement and Plan of Merger, dated as of April 21, 2008 (the “Agreement”), to be entered among the Company, SmithKline Beecham Corporation (the “Acquiror”) and its wholly-owned subsidiary, Fountain Acquisition Corporation (“Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub to commence a tender offer for all of the outstanding shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $22.50 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Acquiror and its affiliates and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In arriving at our opinion, we have (i) reviewed a draft dated April 21, 2008 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management and representatives of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they

Annex II-1

were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be received by the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and the Acquiror, for which we and such affiliates have received customary compensation. Such services during such period have included acting as (i) sole bookrunner in connection with the Company’s initial public offering of Company Common Stock in May 2007 and (ii) the current corporate broker of the Acquiror in respect of investor relations matters. In addition, our commercial banking affiliate is a lender under outstanding credit facilities of the Acquiror, for which it receives customary compensation or other financial benefits. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities Inc. This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES INC.

Annex II-2

Annex III
May 2, 2008
Sirtris Pharmaceuticals, Inc.
200 Technology Square
Cambridge, MA 02139

Dear Stockholder,

We are pleased to inform you that on April 22, 2008, Sirtris Pharmaceuticals, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Fountain Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of SmithKline Beecham Corporation, a Pennsylvania corporation (“SmithKline”) and an indirect wholly-owned subsidiary of GlaxoSmithKline plc, an English public limited company organized under the laws of England and Wales (“GSK”). Under the terms of the Merger Agreement and subject to the conditions set forth in Purchaser’s Offer to Purchase and related materials enclosed with this letter, Purchaser is commencing today a cash tender offer to purchase all of the outstanding shares of the common stock of the Company (the “Shares”) at a purchase price of $22.50 per share, net to the seller in cash without interest, and subject to any required withholding taxes. Unless subsequently extended, the tender offer is currently scheduled to expire at 12:00 midnight, New York City time, at the end of May 30, 2008.

The tender offer is conditioned upon, among other things, there being a majority of the Shares, on a fully-diluted basis, validly tendered and not properly withdrawn prior to the expiration of the tender offer. If successful, the tender offer will be followed by the merger of Purchaser into the Company, with the Company being the surviving corporation and a wholly owned subsidiary of SmithKline and an indirect wholly-owned subsidiary of GSK. In the merger, Shares not purchased in the tender offer will be converted into the right to receive the same $22.50 per Share cash payment, without interest, paid in the tender offer.

The board of directors of the Company has unanimously (1) determined that the tender offer and the merger are fair to, and in the best interest of, the Company and its stockholders, (2) approved the Merger Agreement, and the transactions contemplated by the Merger Agreement, including the tender offer and the merger, and (3) declared the advisability of the Merger Agreement and resolved to recommend that the Company’s stockholders tender their Shares in the tender offer and adopt the Merger Agreement. ACCORDINGLY, THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU ACCEPT THE TENDER OFFER, TENDER YOUR SHARES TO PURCHASER PURSUANT TO THE TENDER OFFER AND, IF NECESSARY, ADOPT THE MERGER AGREEMENT.

In arriving at its recommendations, the Company’s board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9.

Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Shares set forth the terms and conditions of Purchaser’s tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

Best regards,

Christoph Westphal
President and Chief Executive Officer
Sirtris Pharmaceuticals, Inc.

Annex III-1